SEMI-ANNUAL REPORT

The 56th Term April 1, 2003 through September 30, 2003

ARISAWA MANUFACTURING CO., LTD.

301-046

This document is an English translation of the Japanese language original solely for reference purposes. The Japanese language original prevails over any translation.

TABLE OF CONTENTS

Cover Page

Type of Submitted Document:	Semi-Annual Report
Submitted to:	Chief of Kanto Financial Affairs Bureau
Date of Submission:	December 19, 2003
Interim Fiscal Term:	During the 56th Term (from April 1, 2003 to September 30, 2003)
Name of Company:	Kabushiki Kaisha Arisawa Seisakusho
English Translation of Company Name:	Arisawa Manufacturing Co., Ltd.
Name and Title of Representative:	Sanji Arisawa, President and Chief Executive Officer
Location of Principal Office:	5-5, Minami Honcho 1-chome, Joetsu City, Niigata Prefecture
Telephone Number:	(025) 524-5126
Contact Person:	Kouji Ohta, Accounting Group, General Affairs Department
Nearest Liaison Office:	12-5, Yanagibashi 2-chome, Taito-ku, Tokyo
Telephone Number:	(03) 3861-1110
Contact Person:	Hideo Koike, General Affairs Group, Tokyo Branch Office
Places where Copies of Semi-Annual Report Are Available for Public Inspection:	Arisawa Manufacturing Co., Ltd., Tokyo Branch Office 12-5, Yanagibashi 2-chome, Taito-ku, Tokyo Arisawa Manufacturing Co., Ltd., Osaka Branch Office Konishi Nissei Building 11th Floor, 12-12, Minami Senba 4-chome, Chuo-ku, Osaka Tokyo Stock Exchange 2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo

PART I. INFORMATION ABOUT THE BUSINESS

1. General Conditions of Business

1. Changes in Principal Business Indicators, etc.

(1) Consolidated Business Indicators, etc.

Term	First half of 54th term	First half of 55th term	First half of 56th term	54th term	55th term
Period/Year end	September 2001	September 2002	September 2003	March 2002	March 2003
Sales (¥ millions)	14,657	16,906	22,393	28,711	37,004
Ordinary profits (¥ millions)	1,973	2,160	3,800	3,791	5,276
Net profits for 6 months (or year) (¥ millions)	1,175	1,321	2,169	2,358	3,119
Net assets (¥ millions)	20,848	27,634	31,693	27,385	29,314
Total assets (¥ millions)	32,842	40,804	47,787	37,851	44,712
Net asset per share (¥)	956.51	1,032.90	1,064.41	1,126.44	1,092.69
Earnings per share for 6 months (or year) (%)	57.98	49.41	73.25	106.08	115.15
Fully diluted earnings per share for 6 months (or year) (¥)	57.93	48.97	72.72	106.03	114.96
Net worth ratio (%)	63.5	67.7	66.3	72.3	65.7
Cash flows from operating activities (¥ millions)	1,267	2,845	2,398	4,030	6,783
Cash flows from investing activities (¥ millions)	Δ1,813	336	Δ4,049	Δ4,380	Δ5,381
Cash flows from financing activities (¥ millions)	376	Δ480	Δ440	3,951	Δ799
Balance of cash or cash equivalents at the end of interim period or end of year (¥ millions)	1,476	7,943	3,679	5,251	5,773
Number Of Employees	842	858	912	851	881

Note: 1. *Consumption tax not included in sales amounts.*

2. *The Company has adopted "accounting standards for earnings per share" (Corporate Accounting Standards No. 2) and "guidelines for adopting accounting standards for earnings per share" (Guideline No. 4 for adopting Corporate Accounting Standards).*

(2) Business Indicators of the Company

Term	First half of 54th term	First half of 55th term	First half of 56th term	54th term	55th term
Period/Year end	September 2001	September 2002	September 2003	March 2002	March 2003
Sales (¥ millions)	13,266	15,661	20,723	26,063	34,594
Ordinary profits (¥ millions)	1,802	1,884	3,251	3,425	4,552
Net income for 6 months (or year) (¥ millions)	1,036	1,072	1,744	2,009	2,469
Capital Stock (¥ millions)	3,894	6,337	6,698	6,320	6,378
Total Number Of Shares Issued And Outstanding (1,000 Shares)	21,796	26,760	29,796	24,311	26,801
Net Assets (¥ millions)	17,330	23,802	26,940	23,645	25,015
Total Assets (¥ millions)	27,806	35,402	42,051	32,718	39,185
Dividends per share for 6 months (or year) (¥)	—	—	—	21.00	23.00
Net Worth Ratio (%)	62.3	67.2	64.1	72.3	63.8
Number Of Employees	575	588	642	569	603

Note: Consumption tax not included in sales amounts.

2. Business Lines

There has been no material change in information regarding Business Lines of our group (the Company and its related companies) during the current interim consolidated accounting period.

3. State of Affiliated Companies

In the "Manufacture and sales of industrial materials," Myoko Shinko Co., Ltd. merged with Arisawa Polywork Co., Ltd., Yuai Sangyo, Ltd. and Arisawa Logistics, Ltd. in April 2003, and the corporate name was changed to Arisawa Sogyo Co., Ltd.

4. State of Employees

(1) State of Consolidated Companies

(as of September 30, 2003)

Business Segments	Number of employees
Operation of manufacture and sales of industrial materials etc.	901
Other operations	11
Total	912

Note: The number of employees indicates full-time employees and does not include part-time and temporary employees.

(2) State of the Submitting Company

(as of September 30, 2003)

Number of Employees	642

Notes: The number of employees indicates full-time employees and does not include part-time and temporary employees.

(3) Labor Union

There is no material matter concerning the labor-management relationship.

2. Condition of Business

1. Outline of Business Performance, etc.

(1) Performance

The economic situation during the interim consolidated accounting period continued to be severe, as it was affected by factors that included continuing sluggish individual consumption and no improvement in the employment situation, while the performance of domestic enterprises improved and capital investment gradually increased. Overseas, economies slumped due to the aftereffects of the war in Iraq and the impact of SARS.

Under such an environment, our corporate group (consisting of the submitting company, consolidated subsidiaries and companies covered by the equity method) has concentrated business resources in the fields of electronic materials and display materials and made efforts at speed up in the development of new products as well as streamlining our management resources and carrying out thorough cost reductions.

As a result, our performance during the current interim consolidated accounting period amounted to sales of ¥22,393 million, representing an increase of 32.4% over the previous interim consolidated accounting period. Ordinary profits rose by 76.0% over the previous interim consolidated accounting period, to ¥3,800 million as a result of factors such as the capacity utilization effect by increase in sales. Interim net profits increased by 64.1% over the previous interim consolidated accounting period, to ¥2,169 million.

Performance of segments by type of business were as follows.

1) Business of Manufacture and Sales of Industrial-use Materials, etc.

In the electronic materials sector of our business of manufacturing and sales of industrial and other materials, there was an increase in demand for IT-related devices such as flexible printed board materials for mobile phones, digital cameras and DVDs (amount of orders received increased by 74.6% to ¥8,530 million, while production output increased by 78.0%, when compared to the previous interim consolidated accounting period on a unitary basis for the submitting company), whereby sales rose by 74.4% against the previous interim consolidated accounting period, to ¥10,206 million.

In the field of display related materials, due to the increase in demand for rear-projection TVs, as Fresnel lenses (an increase of 20.8% in the amount of orders received, to ¥5,156 million, and an increase of 23.7% in production output when compared to the previous interim consolidated accounting period on a unitary basis for the submitting company) and front panels for plasma display panels (an increase of 16.7% in the amount of orders received, to ¥370 million and an increase of 17.0% in production output when compared to the previous interim consolidated accounting period, on a unitary basis for the submitting company) were strong, sales increased by 14.9% over the previous interim consolidated accounting period, to ¥7,312 million.

In the field of electric insulation materials and industrial-use structural materials, etc., sales increased by 6.6% over the previous interim consolidated accounting period, to ¥4,550 million due to the increase in sales of FRP pipes for seawater desalination equipment.

As a result, overall sales increased by 33.9% over the previous interim consolidated accounting period, to ¥22,068 million and operating profit reached ¥3,338 million, which was an increase of 85.8% over the previous interim consolidated accounting period.

2) Other Business

While driving ranges experienced poor growth and sales of sports recreation equipment were sluggish due to the stagnate sales at large retailing shops, the group made efforts to streamline management, including cost reductions to respond to the said situation.

As a result, sales recorded ¥342 million, a decrease of 24.3% from the previous interim consolidated accounting period, and operating profit was ¥18 million (in the previous interim consolidated accounting period, loss of ¥7 million).

The category for regional segments does not apply as our corporate group only engages in business within Japan. It should also be noted that the amounts of sales, orders and the like stated in this section do not include the amount of consumption and local consumption tax, etc.

(2) Cash Flows

On a consolidated basis regarding our cash and cash equivalents (hereinafter referred to as "Funds") during the current interim consolidated accounting period, the balance of Funds at the end of the current interim consolidated accounting period decreased by ¥4,263 million from the end of the previous interim consolidated accounting period to ¥3,679 million due to the increase in expenses for acquisition of tangible fixed assets (an increase of 254.8% from the previous interim consolidated accounting period) and the increase in the corporate income tax, etc., paid (an increase of 222.3% from the previous interim consolidated accounting period), while interim net profit before taxes increased to ¥3,464 million (an increase of 65.4% from the previous interim consolidated accounting period) due to sales expansion.

The following is the status of each of the cash flow categories during the interim consolidated accounting period.

(Cash Flow from Operating Activities)

While interim net profit before taxes increased to ¥3,464 million due to sales expansion (an increase of 65.4% from the previous interim consolidated accounting period), as a result of an increase in accounts receivable (increased by ¥1,144 million from the balance at the end of previous consolidated fiscal year), inventories (increased by ¥1,155 million for the same period) and corporate income taxes, etc., paid (an increase of 222.3% from the previous interim consolidated accounting period), cash inflow from operating activities was ¥2,398 million (decreased by 15.7% from the previous interim consolidated accounting period).

(Cash Flow From Investing Activities)

Cash outflow from investment activities was ¥4,049 million (cash inflow of ¥336 million in the previous interim consolidated accounting period) as a result of an increase in expenses for acquisition of tangible fixed assets, etc., (an increase of 254.8% from the previous interim consolidated accounting period).

(Cash Flow from Financing Activities)

While the income from issuance of shares increased by the effectuation of stock options (an increase of 1,851.0% from the previous interim consolidated accounting period), due to the repayment of short-term borrowings (decreased by ¥417 million from the balance at the end of previous consolidated fiscal year) and an increase in dividends paid (an increase of 20.7% from the previous interim consolidated accounting period), cash outflow from financing activities was ¥440 million (a decrease of 8.3% from the previous interim consolidated accounting period).

2. Manufacturing, Orders and Sales

The group (both the submitting company and its consolidated subsidiaries) has many different categories of products manufactured and sold, in widely differing areas, and even products of the same type are not necessarily the same in their volume, construction, form or other elements. There are also products which are not manufactured on a produce to order basis, and we do not indicate production volume or order volume in monetary amounts or quantities for each segment by type of business. For this reason we have indicated the relationships for performance for each segment by type of business in "1. Outline of Business Performance, etc.," with respect to the status of manufacturing, orders and sales.

The following states the percentages of sales by major customer and percentage of total sales during the previous interim consolidated accounting period and the current interim consolidated accounting period.

Customer	Previous interim consolidated accounting period (April 1, 2002 to September 30, 2002)		Current interim consolidated accounting period (April 1, 2003 to September 30, 2003)	
	Amount (thousands of yen)	Ratio (%)	Amount (thousands of yen)	Ratio (%)
Sumitomo Shoji Plastics	2,462,684	14.6	6,401,099	28.6
Tomen Corporation	3,091,019	18.3	2,767,997	12.4
Kuraray	2,315,721	13.7	2,292,699	10.2

Note: The amounts in the above table do not include consumption tax.

3. Issues Requiring Attention by the Company

There are no material changes regarding subjects that must be dealt with by the group (the Company and consolidated subsidiaries) during the current interim consolidated accounting period.

4. Important Agreement, etc., for Operation

No applicable matters.

5. Research and Development Activities

Our group's research and development activities involve the business of manufacturing and selling industrial materials. Most of the research and development activities are conducted by the submitting company, which works to develop technologies for its manufacturing divisions and its consolidated subsidiaries. As a technology development company we are constantly pursuing research and development of new technologies and products which directly meet the needs of users, mainly in the fields of electronic materials, display materials and compound materials.

Examples of electronic materials include fiberglass cloths for printed circuit boards, pre-preg for special printed circuit boards, FPC, and flexible printed board materials. Examples of display materials include large Fresnel lenses for rear projection TVs, anti-reflective coat display plates, and materials related to three-dimensional images; while for compound materials examples include materials related to super-conductivity, materials for aircraft interiors, electrical insulation materials and materials related to electronics equipment.

In order to adapt to rapid changes in markets that have taken place in recent years and to carry out product development in a timely manner at an early stage, the technology division works to invest its resources affirmatively concentrating on growth sectors, based on a flexible organization, to launch new products, to incubate next generation products, to promote technologies that offer a future, and to improve basic technology.

As of the end of the interim consolidated fiscal period we had 147 personnel involved in research and development activities, and our research and development expenses during this period amounted to ¥1,150 million.

The following are major research achievements in our manufacturing and sales of industrial materials during the current interim consolidated fiscal period.

- Development of Materials for New Grade Two-layered Flexible Printed Board

  In the latter half of the previous business year, we entered the market of two-layered boards consisting of copper leafs and polyimides on a large scale and continued to make a wide variety of goods conforming to market needs through development of a new grade. We have steadily increased the volume of shipment both in Japan and abroad, focusing on circuit board use, which requires high-density mounting and micro processing. In addition to the previous three-layered boards, which maintained a large share of the market, by increasing our share of two-layered boards, we are establishing ourselves as a general FPC use materials manufacturer.

- Development of Flex Rigid Board Use Materials

  Utilizing our unique cloth fabrication and resin coating technology, we have developed pre-preg materials, with unique characteristics such as reliability for adhesiveness with FPC and non-flaw and workability improved type (chippability, etc.). We also manufacture environmentally friendly non-halogen types, which are adopted in flex rigid multi-layered boards, used for various mobile electronic devices, and expect high growth in the future. Demand for pre-preg materials using an ultra-thin 20μ glass cloth, which was developed by the Company, is largely increasing as it has superior reliability of through holes, being suitable for multi-layered FPC use.

- Development of Migration Resistant Flexible Printed Board Materials

  For responding to high voltage, represented by PDP (Plasma Display Panel) driver use, and for fine pitch in conjunction with downsizing and higher device functions, flexible printed board use materials, which are superior in migration resistant characteristics as materials with high insulation reliability, have been required. With the optimum composition of adhesives, we have developed a product (PI board and cover lay) that passed migration resistance test at 85°C × 85% × 250V × 1000hr as well as securing wire bonding and flat characteristics, which are required for PDP use. In connection with coating technology to ultra-thin films, represented by 4.2μ Aramica, we started application development of an alternate field of resist ink.

- Commercialization of Three-dimensional Image Use Optical Sheet

  We have established technology for mass production of three dimensional image use Xpol (registered trademark), responding to high precision and fine LCDs, newly designed Fresnel lenses and anisotropic diffusers, etc., and have carried out delivery to users. These are used for 7 inch 3D display without spectacles and have been placed on the market.

- Development of AR (Anti-Reflection) Film

  The Company has developed AR film mainly used for PDP (Plasma Display Panel), with our eyes set on digital high-definition broadcasting and will start a full-scale sales drive from the second half. AR film is a film which makes displays easier to watch by making the reflection on the display screen extremely small, utilizing the interference of light. Also using high capacity adhesive materials, we have completed a group of films with reliable adhesion to any object of adhesion. In this connection, as the Company has first established ultra-thin precision coating technology on the order of nano (1nm = 1×10^{-9} m) for film, it became immediately applicable to not only AR films but also precision coating demands, which enabled us to expand product item lines.

- Development of Aramid Binding Tape for Large Power Generators

  We have developed binding tape of aramid fiber for binding coils of rotors in adjustable speed power generators. This is one-way pre-preg of aramid fiber, which is superior in creep characteristics and is made by epoxy resin and is used for materials essential to operating long time steady rotors of adjustable speed power generators, which sharply change rotation speeds.

3. State of Facilities

1. State of Major Facilities

There was no significant change in major facilities during the present interim consolidated accounting period.

2. Plan of New Installation and Retirement, etc., of Facilities

(1) The following are major changes in connection with adding or refurbishing significant facilities during the interim consolidated accounting period that were in the planning stage as of the end of the previous consolidated fiscal year:

1) New Facilities

Regarding new installation of electric insulation material manufacturing facilities of the Arisawa Polywork Co., Ltd. (a consolidated subsidiary, the company name was changed to Arisawa Sogyo Co., Ltd. through a merger with Myoko Shinko Co., Ltd. as of April, 2003) in the business of manufacture and sales of industrial materials, the plan was suspended due to a revision in our demand forecast.

2) Refurbishing

There are no new plans for refurbishing during the present interim consolidated accounting period.

(2) The following are major completed new or refurbished facilities during the interim consolidated accounting period that were in the planning stage as of the end of the previous consolidated fiscal year.

1) New Facilities

Electronic materials manufacturing facilities of the submitting company in the business of industrial material manufacture and sales were completed in September, 2003 and we expect to start operations from the second half. Regarding display material manufacturing facilities, facilities accounting for 64% of the plan at the beginning of year were completed and started operations from August, 2003.

Since our group has many products that differ in content and form, and since the facilities used for each of these products can be shared, it is very difficult to state the increased capacity of the manufacturing facilities of our group, and for this reason we have omitted entry of this category.

(3) The following constitutes new plans for significant facilities which have newly determined in the interim consolidated accounting period.

Company name Name of production center	Location	Name of segment by type of business	Nature of facilities	Projected total investment (¥1,000)	Existing payments (¥1,000)	Method of funding	Projected starting date	Projected completion date	Increased capacity after completion
Submitting company: Nakatahara Factory	Joetsu-city Niigata	Manufacturing and selling industrial materials	Electronic materials manufacturing facilities	2,481,300	837,063	Internal funding	June 2003	March 2004	(Note 2)
			Display materials manufacturing facilities	79,300	41,582	Internal funding	June 2003	December 2003	

Note: 1. *The projected investment amount does not include consumption tax or local consumption tax, etc.*

2. *Since our group has many products that differ in content and form, and since the facilities used for each of these products can be shared, it is very difficult to state the increased capacity of the manufacturing facilities of our group, and for this reason we have omitted entry of this category.*

4. State of the Company

1. State of Equity Shares, etc.

(1) Total Number of Shares, etc.

1) Total number of shares

Class	Authorized number of shares to be issued
Common Stock	57,000,000
Total	57,000,000

Note: Articles of Incorporation stipulate the following.
The authorized number of shares to be issued is 57,000,000. Retirement of shares, however, will decrease this number proportionately.

2) Shares issued

Class	Number of shares issued and outstanding At the end of the interim accounting period (as of September 30, 2003)	Number of shares issued and outstanding As of date submitted (as of December 19, 2003)	Name of stock exchange Where listed or securities dealers association where registered	Contents
Common Stock	29,796,265	29,808,965	Tokyo Stock Exchange (Market First Section)	—
Total	29,796,265	29,808,965	—	—

Note: Number of Shares Issued and Outstanding As of Date Submitted does not include the number of shares issued as a result of execution of new share subscription rights during the period from December 1, 2003 through the submission date, in accordance with the Paragraph 1 of Article 280-19 of the Commercial Code of Japan.

(2) State of New Share Subscription Rights, etc.

Resolution made on June 29, 1999 (New share subscription rights in accordance with Paragraph 1 of the previous Article 280-19 of the Commercial Code)

	At the end of the interim accounting period (as of September 30, 2003)	At the end of the previous month of the submission date (as of November 30, 2003)
Number of new share subscription rights	—	—
Classes of shares subject to the new share subscription rights	Common Stock	Same as on the left.
Number of shares subject to the new share subscription rights	28,200	Same as on the left.
Amount to be paid-in upon exercise of the new share subscription rights (Yen)	2,017	Same as on the left.
Exercise period of the new share subscription rights	June 30, 2001 through June 29, 2004	Same as on the left.
Issue price and paid-in capital amount per share to be issued upon exercise of the new share subscription right (Yen)	Issue Price 2,017 Paid-in Capital Amount 1,009	Same as on the left.
Terms and conditions to exercise the new share subscription rights	A person who is granted new share subscription rights as an eligible person must also be a Director or an employee of the Company at the time of exercising the rights.	Same as on the left.
Provisions concerning the transfer of the new share subscription rights	Transfer, pledge as collateral security, other disposition and inheritance are not permitted with respect to new share subscription rights.	Same as on the left.

Resolution made on June 29, 2000 (New share subscription rights in accordance with Paragraph 1 of the previous Article 280-19 of the Commercial Code)

	At the end of the interim accounting period (as of September 30, 2003)	At the end of the previous month of the submission date (as of November 30, 2003)
Number of new share subscription rights	—	—
Classes of shares subject to the new share subscription rights	Common Stock	Same as on the left.
Number of shares subject to the new share subscription rights	97,900	94,800
Amount to be paid-in upon exercise of the new share subscription rights (Yen)	2,264	Same as on the left.
Exercise period of the new share subscription rights	June 30, 2002 through June 29, 2005	Same as on the left.
Issue price and paid-in capital amount per share to be issued upon exercise of the new share subscription right (Yen)	Issue Price 2,264 Paid-in Capital Amount 1,132	Same as on the left.
Terms and conditions to exercise the new share subscription rights	A person who is granted new share subscription rights as an eligible person must also be a Director or an employee of the Company at the time of exercising the rights.	Same as on the left.
Provisions concerning the transfer of the new share subscription rights	Transfer, pledge as collateral security, other disposition and inheritance are not permitted with respect to new share subscription rights.	Same as on the left.

Resolution made on June 28, 2001 (New share subscription rights in accordance with Paragraph 1 of the previous Article 280-19 of the Commercial Code.)

	At the end of the interim accounting period (as of September 30, 2003)	At the end of the previous month of the submission date (as of November 30, 2003)
Number of new share subscription rights	—	—
Classes of shares subject to the new share subscription rights	Common Stock	Same as on the left.
Number of shares subject to the new share subscription rights	127,000	117,400
Amount to be paid-in upon exercise of the new share subscription rights (Yen)	1,819	Same as on the left.
Exercise period of the new share subscription rights	July 1, 2003 through June 30, 2006	Same as on the left.
Issue price and paid-in capital amount per share to be issued upon exercise of the new share subscription right (Yen)	Issue Price 1,819 Paid-in Capital Amount 910	Same as on the left.
Terms and conditions to exercise the new share subscription rights	A person who is granted new share subscription rights as an eligible person must also be a Director or an employee of the Company at the time of exercising the rights.	Same as on the left.
Provisions concerning the transfer of the new share subscription rights	Transfer, pledge as collateral security, other disposition and inheritance are not permitted with respect to new share subscription rights.	Same as on the left.

Resolution made on June 28, 2002 (New share subscription rights in accordance with the Article 280-20 and the Article 280-21 of the Commercial Code)

	At the end of the interim accounting period (as of September 30, 2003)	At the end of the previous month of the submission date (as of November 30, 2003)
Number of new share subscription rights	2,981	Same as on the left.
Classes of shares subject to the new share subscription rights	Common Stock	Same as on the left.
Number of shares subject to the new share subscription rights	298,100	Same as on the left.
Amount to be paid-in upon exercise of the new share subscription rights (Yen)	2,109	Same as on the left.
Exercise period of the new share subscription rights	July 1, 2004 through June 30, 2007	Same as on the left.
Issue price and paid-in capital amount per share to be issued upon exercise of the new share subscription right (Yen)	Issue Price 2,109 Paid-in Capital Amount 1,055	Same as on the left.
Terms and conditions to exercise the new share subscription rights	Being a Director or an employee of the Company or a subsidiary of the Company at the time of exercising the rights.	Same as on the left.
Provisions concerning the transfer of the new share subscription rights	Transfer of the new share subscription right must be approved by the Board of Directors.	Same as on the left.

Resolution made on June 28, 2003 (New share subscription rights in accordance with the Article 280-20 and the Article 280-21 of the Commercial Code)

	At the end of the interim accounting period (as of September 30, 2003)	At the end of the previous month of the submission date (as of November 30, 2003)
Number of new share subscription rights	2,866	Same as on the left.
Classes of shares subject to the new share subscription rights	Common Stock	Same as on the left.
Number of shares subject to the new share subscription rights	286,600	Same as on the left.
Amount to be paid-in upon exercise of the new share subscription rights (Yen)	3,573	Same as on the left.
Exercise period of the new share subscription rights	July 1, 2005 through June 30, 2008	Same as on the left.
Issue price and paid-in capital amount per share to be issued upon exercise of the new share subscription right (Yen)	Issue Price 3,573 Paid-in Capital Amount 1,787	Same as on the left.
Terms and conditions to exercise the new share subscription rights	Being a Director or an employee of the Company or a subsidiary of the Company at the time of exercising the rights.	Same as on the left.
Provisions concerning the transfer of the new share subscription rights	Transfer of the new share subscription right must be approved by the Board of Directors.	Same as on the left.

(3) The Change in Total Number of Shares Issued, Capital, etc.

Date	Number of shares issued and outstanding		Capital (thousands of yen)		Capital reserves (thousands of yen)	
	Change	Balance	Change	Balance	Change	Balance
April 1, 2003 through September 30, 2003 *1	314,200	27,116,078	319,692	6,698,400	319,481	5,810,553
May 19, 2003 *2	2,680,187	29,796,265	—	6,698,400	—	5,810,553

Note: 1. *The increase is due to the exercise of new share subscription rights in accordance with Paragraph 1 of the previous Article 280-19 of the Commercial Code.*

2. *1 for 1.1 split was made for shares held by shareholders registered on the shareholders' registry and the effective shareholders' registry at the end of March 31, 2003.*

(4) State of Major Shareholders

As of September 30, 2003

Full name or corporate name	Address	Number of shares held	Ratio of shares held to total number of shares issued and outstanding (%)
Japan Trustee Services Bank, Ltd. (Trust account)	8-11 Harumi 1-chome Chuo-ku, Tokyo	2,486,330	8.34
The Master Trust Bank of Japan, Ltd. (Trust account)	11-3, Hamamatsu-cho 2-chome, Minato-ku, Tokyo	2,099,500	7.05
The Master Trust Bank of Japan, Ltd. (Employee retirement funds account/ Asahi Glass Company's Account) *1	11-3, Hamamatsu-cho 2-chome, Minato-ku, Tokyo	1,632,005	5.48
Mitsubishi Gas Chemical Co., Ltd. *2	5-2, Marunouchi 2-chome Chiyoda-ku, Tokyo	1,216,667	4.08
Hachijuni Bank, Ltd.	178-8, Nakagosho Okada Nagano-city, Nagano	827,216	2.78
The Chase Manhattan Bank NA, London SL Omnibus Account (Standing agent: The Mizuho Corporate Bank, Ltd., Kabuto-cho Custody office)	Woolgate House, Coleman Street, London U.K. (6-7 Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)	778,800	2.61
UFJ Trust Bank Limited (Trust 'A' Account)	4-3 Marunouchi 1-chome, Chiyoda-ku, Tokyo	767,900	2.58
Eiichi Arisawa	3-11-44 Nishishiro-cho, Joetsu City, Niigata Prefecture	667,948	2.24
Arisawa Kenko Ltd.	1-5-5 Minami-Honcho, Joetsu City, Niigata Prefecture	590,032	1.98
Trust & Custody Services Bank, Ltd. (Special account for pension funds)	8-12 Harumi 1-chome, Chuo-ku, Tokyo	546,400	1.83
Total	—	11,612,798	38.97

Note: 1. *This consists of trust assets to pay retirement benefits that have been placed in trust by Asahi Glass Company. Asahi Glass reserves the right to provide instruction concerning the exercising of voting rights.*

2. *728,600 shares of this amount are in a trust account with The Master Trust Bank of Japan, Ltd., for the purpose of paying retirement benefits.*

(5) State of Voting Rights

1) Shares issued and outstanding

As of September 30, 2003

Category	Number of Shares	Number of Rights	Remarks
Shares without voting rights	—	—	—
Shares with restricted voting rights (treasury stock, etc.)	—	—	—
Shares with restricted voting rights (others)	—	—	—
Shares with full voting rights (treasury stock, etc.)	Common Stock 20,500	—	—
Shares with full voting rights (others)	Common Stock 29,703,200	297,032	—
Odd stocks	Common Stock 72,565	—	—
Total number of shares issued and outstanding	29,796,265	—	—
Total number of voting rights of shareholders	—	297,032	—

Note: *7,700 shares and 77 rights held in the name of Securities Holding and Transfer Authorities are included in Number of Shares and Number of Rights of Shares with Full Voting Rights (Others), respectively.*

2) Treasury Stocks, etc.

As of September 30, 2003

Full name or corporate name, etc., of holder		Number of shares held			Ratio of shares held to total number of shares issued and outstanding (%)
Full name or corporate name	Address	In own name	In other's name	Total	
Arisawa Manufacturing Co., Ltd.	5-5 Minami Honcho1-chome, Joetsu-shi, Niigata Prefecture	20,500	—	20,500	0.07
Total	—	20,500	—	20,500	0.07

2. Share Price Movement

The highest/lowest share prices during the current interim accounting period:

Month	April 2003	May 2003	June 2003	July 2003	August 2003	September 2003
High (¥)	2,765	2,970	2,950	3,530	4,300	4,100
Low (¥)	2,150	2,470	2,500	2,810	3,200	3,240

Note: *Highest and lowest share prices are those on the 1st Section of Tokyo Stock Exchange Co., Ltd.*

3. State of Directors

There are no changes to Directors from the date of submission of Securities Report for the previous fiscal year through the date of submission of the current Semi-Annual Securities Report.

5. State of Accounting

1. Method of Preparation of Interim Consolidated Financial Statements and Interim Financial Statements

(1) The interim consolidated financial statements of the Company are prepared in compliance with the "Regulations Concerning Terms, Forms and Preparation Method of Interim Consolidated Financial Statements" (Ministerial Ordinance No. 24 of the Ministry of Finance of 1999; hereinafter referred to as "Regulations of Interim Consolidated Financial Statements").

Furthermore, the interim consolidated financial statements of the Company for the previous interim consolidated accounting period (From April 1, 2002 to September 30, 2002) were prepared in compliance with the Regulations of Interim Consolidated Financial Statements that had been in effect before the amendment, while the interim consolidated financial statements for the current interim consolidated accounting period (From April 1, 2003 to September 30, 2003) have been prepared in compliance with the Regulations of Interim Consolidated Financial Statements that have been in effect since the amendment.

(2) The interim financial statements of the Company are prepared in compliance with the "Regulations Concerning Terms, Forms and Preparation Method of Interim Financial Statements" (Ministerial Ordinance No. 38 of the Ministry of Finance of 1977; hereinafter referred to as "Regulations of Interim Financial Statements").

Furthermore, the interim financial statements of the Company for the previous interim accounting period (From April 1, 2002 to September 30, 2002) were prepared in compliance with the Regulations of Interim Financial Statements that had been in effect before the amendment, while the interim financial statements for the current interim accounting period (From April 1, 2003 to September 30, 2003) have been prepared in compliance with the Regulations of Interim Financial Statements that have been in effect since the amendment.

2. Certification of Auditing

Based on the provisions of Article 193-2 of the Securities and Exchange Law, the interim consolidated financial statements and the interim financial statements of the Company for the previous interim consolidated accounting period (from April 1, 2002 to September 30, 2002) and the previous interim accounting period (from April 1, 2002 to September 30, 2002), as well as the interim consolidated financial statements and the interim financial statements of the Company for the current interim consolidated accounting period (from April 1, 2003 to September 30, 2003) and the current interim accounting period (from April 1, 2003 to September 30, 2003) were subject to an interim audit by Shin Nihon & Co., respectively.

1. Interim Consolidated Financial Statements, etc.

(1) Interim Consolidated Financial Statements

1) Interim Consolidated Balance Sheet

(in thousands of yen)

Item	Note	At the end of the previous interim consolidated accounting period (as of September 30, 2002)			At the end of the current interim consolidated accounting period (as of September 30, 2003)			Summary of Interim Consolidated Balance Sheet of the previous consolidated fiscal year (as of March 31, 2003)		
		Amount		Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)
(Assets)										
I. Current Assets										
1. Cash and deposits			7,867,462			7,984,574			9,597,300	
2. Notes receivable & accounts receivable			8,729,511			9,847,890			8,698,369	
3. Securities			160,561			160,626			160,595	
4. Inventories			4,131,700			5,389,971			4,233,998	
5. Deferred tax assets			278,350			589,887			590,633	
6. Other			238,678			530,136			369,057	
Allowance for doubtful accounts			Δ16,194			Δ22,476			Δ18,305	
Total Current Assets			21,390,070	52.4		24,480,610	51.2		23,631,648	52.9
II. Fixed Assets										
1. Tangible Fixed Assets										
(1) Buildings & Structures	*1 *2	4,989,324			5,863,276			5,056,772		
(2) Machinery and equipment & delivery equipment	*1 *2	4,076,894			4,868,258			4,245,364		
(3) Land	*2	1,741,055			1,567,699			1,567,699		
(4) Others	*1 *2	1,376,695	12,183,970		2,791,809	15,091,044		2,318,377	13,188,213	
2. Intangible fixed assets			67,595			62,602			61,913	
3. Investments and other assets										
(1) Investment securities		6,740,864			7,691,425			7,217,025		
(2) Deferred tax assets		123,440			188,099			358,346		
(3) Others		342,327			298,289			281,542		
Allowance for doubtful accounts		Δ43,848	7,162,783		Δ24,161	8,153,653		Δ25,752	7,831,161	
Total Fixed Assets			19,414,349	47.6		23,307,299	48.8		21,081,288	47.1
Total Assets			40,804,420	100.0		47,787,909	100.0		44,712,937	100.0

(in thousands of yen)

Item	Note	At the end of the previous interim consolidated accounting period (as of September 30, 2002)			At the end of the current interim consolidated accounting period (as of September 30, 2003)			Summary of Interim Consolidated Balance Sheet of the previous consolidated fiscal year (as of March 31, 2003)		
		Amount		Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)
(Liabilities)										
I. Current Liabilities										
1. Notes payable & accounts payable			7,413,441			9,680,786			8,430,821	
2. Short-term loans	*2		1,029,800			229,000			646,000	
3. Income taxes, etc., payable			804,193			1,224,992			1,623,019	
4. Deferred tax liabilities			584			-			-	
5. Reserve for bonuses			960,596			1,562,267			1,093,757	
6. Other			2,402,115			2,989,183			3,093,285	
Total Current Liabilities			12,610,730	30.9		15,686,230	32.8		14,886,884	33.2
II. Fixed Liabilities										
1. Long term loans	*2		43,000			19,000			31,000	
2. Deferred tax liabilities			115,678			—			—	
3. Reserve for retirement granting allowance			215,633			238,006			291,712	
4. Reserve for officers' retirement bonus			159,425			130,974			169,053	
5. Consolidated adjustment account			—			4,817			5,352	
6. Other			15,814			15,336			14,536	
Total Fixed Liabilities			549,552	1.4		408,134	0.9		511,654	1.1
Total Liabilities			13,160,283	32.3		16,094,364	33.7		15,398,539	34.3
(Minority Interest)										
Minority interest			9,664	0.0		—	—		—	—
(Shareholders' Equity)										
I. Capital			6,337,106	15.5		6,698,400	14.0		6,378,708	14.3
II. Capital reserve			5,449,469	13.4		5,810,553	12.1		5,491,071	12.3
III. Earned surplus			15,527,620	38.0		18,949,807	39.7		17,437,129	39.0
IV. Other revaluation balance of securities			334,320	0.8		295,987	0.6		71,659	0.2
V. Exchange rate adjusting accounts			2,781	0.0		Δ8,604	Δ0.0		Δ42,086	Δ0.1
VI. Treasury Stocks			Δ16,825	Δ0.0		Δ52,598	Δ0.1		Δ22,084	Δ0.0
Total shareholders' equity			27,634,472	67.7		31,693,545	66.3		29,314,397	65.7
Total of liabilities, minority interest and shareholders' equities			40,804,420	100.0		47,787,909	100.0		44,712,937	100.0

2) Interim Consolidated Profit and Loss Statement

(in thousands of yen)

Item	Note	The previous interim consolidated accounting period (April 1, 2002 to September 30, 2002) Amount		Ratio (%)	The current interim consolidated accounting period (April 1, 2003 to September 30, 2003) Amount		Ratio (%)	Summary of interim consolidated profit and loss statement of the previous consolidated fiscal year (April 1, 2002 to March 31, 2003) Amount		Ratio (%)
I. Sales			16,906,875	100.0		22,393,065	100.0		37,004,746	100.0
II. Cost of Goods Sold			13,481,282	79.7		17,204,974	76.8		29,024,559	78.4
Gross Profit on Sales			3,425,593	20.3		5,188,090	23.2		7,980,186	21.6
III. Selling, General & Admin. Expenses										
1. Freight and packaging cost		410,809			397,004			1,046,414		
2. Wage allowances		367,185			316,998			823,193		
3. Transfer to reserve for bonus		151,816			363,890			214,697		
4. Transfer to retirement wage allowance		27,215			38,316			53,955		
5. Transfer to officers' retirement allowance		9,628			8,790			19,256		
6. Other		670,230	1,636,885	9.7	710,153	1,835,153	8.2	1,387,023	3,544,540	9.6
Operating income			1,788,708	10.6		3,352,937	15.0		4,435,645	12.0
IV. Non-operating Income										
1. Interest received		17,034			10,855			31,209		
2. Dividend received		36,627			40,885			39,198		
3. Write-off of consolidated adjustment account		—			535			—		
4. Investment profit on equity method		413,978			450,815			878,516		
5. Others		100,883	568,524	3.4	104,338	607,430	2.7	219,659	1,168,585	3.2
V. Non-operating Expenses										
1. Interest paid		7,569			3,592			15,100		
2. Foreign exchange loss		129,549			56,057			161,435		
3. Compensation for insufficient payment		—			41,019			51,429		
4. Rent payment		19,743			26,010			47,622		
5. Other		40,253	197,115	1.2	32,884	159,563	0.7	52,218	327,806	0.9
Ordinary Profit			2,160,116	12.8		3,800,804	17.0		5,276,424	14.3
VI. Extraordinary Profits										
1. Profit on sale of fixed assets	*1	—	—	—	—	—	—	18,290	18,290	0.0

(in thousands of yen)

		The previous interim consolidated accounting period (April 1, 2002 to September 30, 2002)			The current interim consolidated accounting period (April 1, 2003 to September 30, 2003)			Summary of interim consolidated profit and loss statement of the previous consolidated fiscal year (April 1, 2002 to March 31, 2003)		
Item	Note	Amount		Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)
VII. Extraordinary Losses										
1. Loss on sale of fixed assets	*2	21,229			—			—		
2. Write-off of balance due to change in accounting standard for retirement wage allowance		41,804			—			83,609		
3. Valuation loss on investment securities		—			300,307			97,727		
4. Dispute settlement money		—			—			137,622		
5. Other		3,025	66,059	0.45	36,358	336,666	1.5	33,873	352,833	1.0
Interim (current) net profits before taxes, etc.			2,094,057	12.4		3,464,137	15.5		4,941,882	13.3
Corporate income taxes, resident taxes and business taxes payable	*3	773,071			1,294,933			2,350,500		
Adjusted amount of corporate income taxes, etc.	*3	—	773,071	4.6	—	1,294,933	5.8	Δ523,264	1,827,235	4.9
Loss attributable to minority interest			763	0.0		—	—		4,475	0.0
Interim (current) net profits			1,321,748	7.8		2,169,204	9.7		3,119,122	8.4

3) Interim Consolidated Earned Surplus Statement

(in thousands of yen)

Item	Note	The previous interim consolidated accounting period (April 1, 2002 to September 30, 2002)		The current interim consolidated accounting period (April 1, 2003 to September 30, 2003)		Interim consolidated earned surplus statement of the previous consolidated fiscal year (April 1, 2002 to March 31, 2003)	
		Amount		Amount		Amount	
(Capital Surplus)							
I. Capital surplus at start of term			—		5,491,071		—
1. Capital reserve at start of term		5,432,618	5,432,618	—	—	5,432,618	5,432,618
II. Increase in capital surplus							
1. Issuance of new shares in connection with capital increase		16,850	16,850	319,481	319,481	58,452	58,452
III. Capital surplus at end of interim period (year)			5,449,469		5,810,553		5,491,071
(Earned Surplus)							
I. Earned surplus at start of term			—		17,437,129		—
1. Consolidated earned surplus at start of term		14,888,501	14,888,501	—	—	14,888,501	14,888,501
II. Increase in earned surplus							
1. Increase in earned surplus due to reduction of consolidated subsidiaries		—		—		112,135	
2. Interim (current) net profit		1,321,748	1,321,748	2,169,204	2,169,204	3,119,122	3,231,257
III. Decrease in earned surplus							
1. Reduction in earned surplus due to increase of consolidated subsidiaries		139,187		—		139,187	
2. Dividends paid		510,541		616,236		510,541	
3. Officers' bonuses		32,901	682,629	40,290	656,526	32,901	682,629
IV. Earned Surplus at the end of interim period (year)			15,527,620		18,949,807		17,437,129

4) Interim Consolidated Cash Flow Statements

(in thousands of yen)

Item	Note	The previous interim consolidated accounting period (April 1, 2002 to September 30, 2002) Amount	The current interim consolidated accounting period (April 1, 2003 to September 30, 2003) Amount	Summary of interim consolidated cash flow statements of the previous consolidated fiscal year (April 1, 2002 to March 31, 2003) Amount
I. Cash flows from operating activities:				
Interim (current) net profit before tax, etc.		2,094,057	3,464,137	4,941,882
Depreciation costs		735,162	841,904	1,577,790
Write-off of consolidated adjustment account		—	Δ535	—
Investment profit on equity method		Δ413,978	Δ450,815	Δ878,516
Profit on sale of fixed assets		—	—	Δ18,290
New share issuance expenses		1,184	4,772	1,957
Loss on sale of tangible fixed assets		21,229	33,176	29,147
Valuation loss on investment securities		—	300,307	97,727
Loss on sale of investment securities		—	3,182	—
Dispute settlement money		—	—	137,622
Exchange losses		126,038	52,550	154,752
Increase (decrease) in reserves of officers' bonuses		9,428	Δ38,079	19,056
Increase in reserves for bonuses		311,611	468,509	464,803
Increase (decrease) in reserves for retirement allowance		67,865	Δ53,705	143,943
Increase (decrease) in provisions for doubtful accounts		10,545	2,579	Δ5,439
Interest received and dividend received		Δ53,662	Δ51,741	Δ70,408
Interest paid		7,569	3,592	15,100
Increase in account receivables		Δ730,516	Δ1,144,857	Δ711,222
Increase in inventories		Δ532,863	Δ1,155,972	Δ692,859
Increase in purchase liabilities		1,542,633	1,249,965	2,586,658
Increase (decrease) in consumption tax, etc., payable		59,158	Δ55,072	97,721
Decrease (increase) in other assets		11,657	Δ47,072	81,838
Increase in other debts		30,557	507,499	51,028
Officers' bonuses		Δ32,901	Δ40,290	Δ32,901
Subtotal		3,264,777	3,894,035	7,991,393

(in thousands of yen)

		The previous interim consolidated accounting period (April 1, 2002 to September 30, 2002)	The current interim consolidated accounting period (April 1, 2003 to September 30, 2003)	Summary of interim consolidated cash flow statements of the previous consolidated fiscal year (April 1, 2002 to March 31, 2003)
Item	Note	Amount	Amount	Amount
Interest and dividends received		107,433	233,467	120,492
Interest paid		Δ7,194	Δ3,241	Δ14,559
Dispute settlement money paid		—	Δ52,145	Δ85,477
Corporate income tax, etc., payable		Δ519,286	Δ1,673,802	Δ1,228,453
Cash flows from operating activities		2,845,728	2,398,313	6,783,396
II. Cash flows from investing activities				
Disbursement for investments in fixed deposits		—	Δ2,770,000	Δ3,898,351
Income from refund of fixed deposits		1,452,024	2,243,044	1,452,024
Expenses to acquire tangible fixed assets		Δ942,803	Δ3,344,655	Δ2,537,787
Income from sale of tangible fixed assets		—	—	191,914
Expenses to purchase investment securities		Δ107,927	Δ165,232	Δ704,594
Income from sale of investment securities		—	4,429	—
Lending expenses		Δ46,508	Δ184,045	Δ128,356
Income from loan collections		8,251	173,630	270,569
Others		Δ26,288	Δ6,987	Δ26,888
Cash flows from investing activities		336,749	Δ4,049,817	Δ5,381,470
III. Cash flows from financing activities				
Net increase (decrease) in short term loans		32,935	Δ417,000	Δ347,064
Expenses to repay long term loans		Δ20,400	Δ12,000	Δ36,200
Proceeds from equity issues		32,516	634,401	114,947
Expenses to acquire treasury stock		Δ15,500	Δ30,514	Δ20,759
Dividends paid		Δ509,618	Δ615,234	Δ510,133
Cash flows from financing activities		Δ480,066	Δ440,346	Δ799,209

(in thousands of yen)

		The previous interim consolidated accounting period (April 1, 2002 to September 30, 2002)	The current interim consolidated accounting period (April 1, 2003 to September 30, 2003)	Summary of interim consolidated cash flow statements of the previous consolidated fiscal year (April 1, 2002 to March 31, 2003)
Item	Note	Amount	Amount	Amount
IV. Conversion differences of cash and cash equivalents		Δ22,114	Δ1,689	Δ52,195
V. Increase (decrease) in cash and cash equivalents		2,680,296	Δ2,093,539	550,520
VI. Cash and cash equivalents at start of term		5,251,197	5,773,168	5,251,197
VII. Cash and cash equivalents of newly consolidated subsidiaries		11,519	—	11,519
VIII. Cash and cash equivalents of non-consolidated subsidiaries		—	—	Δ40,069
IX. Cash and cash equivalents at end of interim period (year)		7,943,013	3,679,628	5,773,168

Basic Matters for Preparation of Interim Consolidated Financial Statements

The previous interim consolidated accounting period (April 1, 2002 to September 30, 2002)	The current interim consolidated accounting period (April 1, 2003 to September 30, 2003)	The previous consolidated fiscal year (April 1, 2002 to March 31, 2003)
1. Scope of consolidation (1) Number of consolidated subsidiaries: 11 Name of important consolidated subsidiaries: Arisawa Resin Industry Co., Ltd. Arisawa Kenpan Co., Ltd. Myoko Shinko Co., Ltd. Arisawa Logistics, Ltd. Yuai Sangyo, Ltd. Arisawa Polywork Co., Ltd. Arisawa Fiber Glass Co., Ltd. Colorlink Japan Co., Ltd. Arisawa Optics Co., Ltd. Arisawa Sporting Goods Co., Ltd. Eagle Co., Ltd. Arisawa Optics Co., Ltd. was included in consolidated subsidiaries due to increase in importance.	1. Scope of consolidation (1) Number of consolidated subsidiaries: 7 Name of important consolidated subsidiaries: Arisawa Resin Industry Co., Ltd. Arisawa Kenpan Co., Ltd. Arisawa Sogyo Co., Ltd. Arisawa Fiber Glass Co., Ltd. Arisawa Optics Co., Ltd. Arisawa Sporting Goods Co., Ltd. Eagle Co., Ltd. Myoko Shinko Co., Ltd. merged with Arisawa Polywork Co., Ltd., Yuai Sangyo, Ltd. and Arisawa Logistics, Ltd. in April, 2003 and the company name was changed to Arisawa Sogyo Co., Ltd.	1. Scope of consolidation (1) Number of consolidated subsidiaries: 10 Name of important consolidated subsidiaries: Arisawa Resin Industry Co., Ltd. Arisawa Kenpan Co., Ltd. Myoko Shinko Co., Ltd. Arisawa Logistics, Ltd. Yuai Sangyo, Ltd. Arisawa Polywork Co., Ltd. Arisawa Fiber Glass Co., Ltd. Arisawa Optics Co., Ltd. Arisawa Sporting Goods Co., Ltd. Eagle Co., Ltd. Arisawa Optics Co., Ltd. was included in consolidated subsidiaries due to increase in importance. As our equity ratio in Color Link Japan Co., Ltd. decreased due to a capital increase in the company as of October, 2002, the said company was excluded from the scope of consolidation and became an affiliate to which the equity method applies.
(2) Name of important non-consolidated subsidiaries Important non-consolidated subsidiaries: Kei-Ski Garage Co., Ltd. (Reason for excluding the non-consolidated subsidiary above from consolidation:) Because non-consolidated subsidiary is small in size and any of total assets, sales, interim net income (equity amount) and earned surplus (equity amount), etc., does not materially affect the interim consolidated financial statements.	(2) Name of important non-consolidated subsidiaries Important non-consolidated subsidiaries: Arisawa Sangyo Co., Ltd. (Reason for excluding the non-consolidated subsidiary above from consolidation:) Because non-consolidated subsidiary is small in size and any of total assets, sales, interim net income (equity amount) and earned surplus (equity amount), etc., does not materially affect the interim consolidated financial statements.	(2) Name of important non-consolidated subsidiaries Important non-consolidated subsidiaries: Arisawa Sangyo Co., Ltd. (Reason for excluding the non-consolidated subsidiary above from consolidation:) Because non-consolidated subsidiary is small in size and any of total assets, sales, net income (equity amount) and earned surplus (equity amount), etc., does not materially affect the consolidated financial statements.

The previous interim consolidated accounting period (April 1, 2002 to September 30, 2002)	The current interim consolidated accounting period (April 1, 2003 to September 30, 2003)	The previous consolidated fiscal year (April 1, 2002 to March 31, 2003)
2. Application of equity method (1) Companies to which the equity method is applied: 4 Affiliates Name of important affiliates: Polatechno Co., Ltd. Shinano Co., Ltd. Taiflex Scientific Co., Ltd. Scalar Corporation	2. Application of equity method (1) Companies to which the equity method is applied: 5 Affiliates Name of important affiliates: Polatechno Co., Ltd. Shinano Co., Ltd. Taiflex Scientific Co., Ltd. Scalar Corporation Colorlink Japan Co., Ltd.	2. Application of equity method (1) Companies to which the equity method is applied: 5 Affiliates Name of important affiliates: Polatechno Co., Ltd. Shinano Co., Ltd. Taiflex Scientific Co., Ltd. Scalar Corporation Colorlink Japan Co., Ltd. As our equity ratio in Color Link Japan Co., Ltd. decreased due to a capital increase in the company as of October, 2002, the said company was excluded from the scope of consolidation and became an affiliate to which the equity method applies.
(2) Because non-consolidated subsidiaries not covered by the equity method (Kei-Ski Garage Co., Ltd. and other two companies) and affiliated companies (Ryoyu Industry Co., Ltd. and other one company) have only a slight effect on the interim net profit or loss and earned surplus etc., and have no significance as a whole, they are excluded from application of the equity method.	(2) Because non-consolidated subsidiaries not covered by the equity method (Arisawa Sangyo Co., Ltd. and other three companies) and affiliated companies (Ryoyu Industry Co., Ltd. and other one company) have only a slight effect on the interim net profit or loss and earned surplus etc., and have no significance as a whole, they are excluded from application of the equity method.	(2) Because non-consolidated subsidiaries not covered by the equity method (Arisawa Sangyo Co., Ltd. and other three companies) and affiliated companies (Ryoyu Industry Co., Ltd. and other one company) have only a slight effect on the consolidated financial statements and have no significance as a whole in terms of net income or loss (equity amount) and earned surplus (equity amount), etc., if they are excluded from application of the equity method, they are excluded from application of the equity method.
(3) The interim financial statements of the interim accounting period of the company in question have been used for those companies covered under the equity method whose interim settlement dates differ from the consolidated interim settlement date.	(3) Same as on the left.	(3) The financial statements of the fiscal year of the company in question have been used for those companies covered under the equity method whose settlement dates differ from the consolidated settlement date.
3. Interim period items for consolidated subsidiaries Except for Arisawa Sporting Goods and Arisawa Polywork, the settlement date of the interim accounting period for the consolidated subsidiaries is the same as the settlement date of consolidated interim period at of the Company. The closing date of the two companies for the interim period is July 31, 2002. However, in preparing these interim consolidated financial statements, the interim financial statements as of July 31, 2002 are used for these two companies, but necessary adjustments for consolidation are made with regard to important transactions made during the period between the different closing dates.	3. Interim period items for consolidated subsidiaries Except for Arisawa Sporting Goods, the settlement date of the interim accounting period for the consolidated subsidiaries is the same as the settlement date of consolidated interim period at of the Company. The closing date of the company for the interim period is July 31, 2003. However, in preparing these interim consolidated financial statements, the interim financial statements as of July 31, 2003 are used for these two companies, but necessary adjustments for consolidation are made with regard to important transactions made during the period between the different closing dates.	3. Fiscal year items for consolidated subsidiaries Except for Arisawa Sporting Goods Co., Ltd. and Arisawa Polywork Co., Ltd., the end of the fiscal term for the consolidated subsidiaries is the same as that of the Company. The closing date of the two companies is January 31, 2003. However, in preparing these consolidated financial statements, the financial statements as of January 31, 2003 are used for these two companies, but necessary adjustments for consolidation are made with regard to important transactions made during the period between the different closing dates.

The previous interim consolidated accounting period (April 1, 2002 to September 30, 2002)	The current interim consolidated accounting period (April 1, 2003 to September 30, 2003)	The previous consolidated fiscal year (April 1, 2002 to March 31, 2003)
	In this connection, the closing date in the previous accounting period of Arisawa Polywork Co., Ltd. was January 31, 2003. In connection with the merger with Myoko Shinko Co., Ltd. in which the company name was changed to Arisawa Sogyo Co., Ltd., as the closing period was changed and the effect was slight, representation is made by including the accounting of the said company for two months from February, 2003 to March, 2003 in the current interim consolidated accounting period.	
4. Accounting standards (1) Valuation standard and valuation method of important assets 1) Securities	4. Accounting standards (1) Valuation standard and valuation method of important assets 1) Securities Securities held to maturity Amortized cost method (straight line method)	4. Accounting standards (1) Valuation standard and valuation method of important assets 1) Securities Securities held to maturity Same as on the left.
Other securities Securities where a market value is available: Valued at the current price based on the market value on the closing day, etc. (All revaluation balance is transferred directly to capital stock and sales cost is calculated by the gross average method.)	Other securities Securities where a market value is available: Same as on the left.	Other securities Securities where a market value is available: Valued at the current price based on the market value on the closing day, etc. (All revaluation balance is transferred directly to capital stock and sales cost is calculated by the gross average method.)
Securities where a market value is unavailable: Valued by the gross average method at cost.	Securities where a market value is unavailable: Same as on the left.	Securities where a market value is unavailable: Same as on the left.
2) Derivatives Valued at the current price.	2) Derivatives Same as on the left.	2) Derivatives Same as on the left.
3) Inventories Finished goods, merchandise, semi-finished goods, and work-in-progress: Mainly valued at cost by the FIFO method, but four of the consolidated subsidiaries adopt valuation at cost by the gross average method.	3) Inventories Finished goods, merchandise, semi-finished goods, and work-in-progress: Mainly valued at cost by the FIFO method, but two of the consolidated subsidiaries adopt valuation at cost by the gross average method.	3) Inventories Finished goods, merchandise, semi-finished goods, and work-in-progress: Mainly valued at cost by the FIFO method, but four of the consolidated subsidiaries adopt valuation at cost by the gross average method.
Raw materials and stores: Valued by the gross average method at cost.	Raw materials and stores: Same as on the left.	Raw materials and stores: Same as on the left.
(2) Depreciation method for important depreciable assets 1) Depreciation method for tangible fixed assets Declining balance method	(2) Depreciation method for important depreciable assets 1) Depreciation method for tangible fixed assets Same as on the left.	(2) Depreciation method for important depreciable assets 1) Depreciation method for tangible fixed assets Same as on the left.

However, the straight line method is used for buildings (excluding facilities connected to buildings) acquired on or after April 1, 1998. The durable length of time is as follows: Buildings & structures: 10 - 31 years Machinery & delivery equipment: 4 - 9 years		

The previous interim consolidated accounting period (April 1, 2002 to September 30, 2002)	The current interim consolidated accounting period (April 1, 2003 to September 30, 2003)	The previous consolidated fiscal year (April 1, 2002 to March 31, 2003)
2) Depreciation method for intangible fixed assets: The straight line method is adopted. However, straight line method is adopted for software for own use based on the period of in-house useful life (5 years). (3) Posting standards for important allowances 1) Allowance for doubtful accounts In order to reserve for losses from defaults on claims, a write-down as non-collectible has been charged at the actual rate of default for normal claims, and has been charged on the basis of the expected amount of default in each instance for specified claims such as those which present concerns about default. 2) Reserve for bonuses In order to prepare for expenses of bonuses to employees, expenses of the current interim accounting period is booked as reserve based on estimation. 3) Reserve for retirement allowances In order to reserve retirement benefits for employees, the expected amount at the end of this interim period has been booked on the basis of the liability for benefits as of the end of the consolidated fiscal year, and the expected amount of pension assets. The difference at the time of amendment to the accounting standards (¥250,829,000) will be charged as an extraordinary loss in proportional amounts over three years. The difference resulting from actuarial accounting will be expensed from the next consolidated fiscal year, according to the straight line method over a certain number of years (five years) within the average period of remaining service of the employees at the time the difference occurred.	2) Depreciation method for intangible fixed assets: Same as on the left. (3) Posting standards for important allowances 1) Allowance for doubtful accounts Same as on the left. 2) Reserve for bonuses Same as on the left. 3) Reserve for retirement allowances In order to reserve retirement benefits for employees, the expected amount at the end of this interim period has been booked on the basis of the liability for benefits as of the end of the consolidated fiscal year, and the expected amount of pension assets. The difference resulting from actuarial accounting will be expensed from the next consolidated fiscal year, according to the straight line method over a certain number of years (five years) within the average period of remaining service of the employees at the time the difference occurred.	2) Depreciation method for intangible fixed assets: Same as on the left. (3) Posting standards for important allowances 1) Allowance for doubtful accounts Same as on the left. 2) Reserve for bonuses In order to prepare for expenses of bonuses to employees, the estimated amount is booked as reserve for the year. 3) Reserve for retirement allowances In order to reserve retirement benefits for employees, this has been booked on the basis of the liability for benefits as of the end of the consolidated fiscal year, and the expected amount of pension assets. The difference at the time of amendment to the accounting standards (¥250,829,000) will be charged as an extraordinary loss in proportional amounts over three years. The difference resulting from actuarial accounting will be expensed from the next consolidated fiscal year, according to the straight line method over a certain number of years (five years) within the average period of remaining service of the employees at the time the difference occurred.

The previous interim consolidated accounting period (April 1, 2002 to September 30, 2002)	The current interim consolidated accounting period (April 1, 2003 to September 30, 2003)	The previous consolidated fiscal year (April 1, 2002 to March 31, 2003)
4) Reserve for Officers' Retirement Bonuses (a) The Company In order to prepare for officers' retirement bonuses, the amount to be paid to officers upon their retirements by the end of the interim consolidated accounting period pursuant to internal rules is appropriated. (b) Subsidiary Companies —	4) Reserve for Officers' Retirement Bonuses (a) The Company Same as on the left. (b) Subsidiary Companies —	4) Reserve for Officers' Retirement Bonuses (a) The Company In order to prepare for officers' retirement bonuses, the amount to be paid to officers at their retirements by the end of the term pursuant to the internal rules is appropriated. (b) Subsidiary Companies —
(4) Standards for converting important foreign currency denominated assets and liabilities into yen Foreign currency denominated assets and liabilities are converted into yen at the spot exchange rate, etc., on the closing day of the interim consolidated accounting period, and the difference on conversion is entered as income or loss.	(4) Standards for converting important foreign currency denominated assets and liabilities into yen Same as on the left.	(4) Standards for converting important foreign currency denominated assets and liabilities into yen Foreign currency denominated assets and liabilities are converted at the spot exchange rate, etc., on the closing day of the term, and the difference in conversion is entered as income or loss.
(5) Treatment of leasing transactions Finance leasing transactions other than those for which ownership is deemed to be fully transferred to the lessee are treated in the same way as ordinary leasing transactions.	(5) Treatment of leasing transactions Same as on the left.	(5) Treatment of leasing transactions Same as on the left.
(6) Method of accounting for major hedges 1) Method of hedge accounting Allocation of foreign exchange transactions 2) Method of hedging and accounts hedged The risk of exchange fluctuation in foreign currency transactions is avoided through foreign exchange contracts, which are used as a means to finalize the price of sale or the price of acquisition. 3) Hedging policy In order to improve the financial balance, hedging shall be conducted within the extent of liabilities involved. 4) Method of evaluating the effectiveness of hedging In the period from hedging commencing time to the effectiveness determination time, the target of the hedge and the cumulative market fluctuation of the means of hedging shall be compared, and a determination will be made on the basis of factors such as the amount of fluctuation of both.	(6) Method of accounting for major hedges 1) Method of hedge accounting Same as on the left. 2) Method of hedging and accounts hedged Same as on the left. 3) Hedging policy Same as on the left. 4) Method of evaluating the effectiveness of hedging Same as on the left.	(6) Method of accounting for major hedges 1) Method of hedge accounting Same as on the left. 2) Method of hedging and accounts hedged Same as on the left. 3) Hedging policy Same as on the left. 4) Method of evaluating the effectiveness of hedging Same as on the left.

The previous interim consolidated accounting period (April 1, 2002 to September 30, 2002)	The current interim consolidated accounting period (April 1, 2003 to September 30, 2003)	The previous consolidated fiscal year (April 1, 2002 to March 31, 2003)
(7) Other important matters for preparation of interim consolidated financial statements 1) Method for treatment of deferred assets All the costs for new share issuance are treated as costs at the time of expenditure. 2) Accounting treatment of consumption tax, etc. Consumption taxes withheld from sales and paid upon purchasing goods and services by the Company are not included in revenues and expenses. — —	(7) Other important matters for preparation of interim consolidated financial statements 1) Method for treatment of deferred assets Same as on the left. 2) Accounting treatment of consumption tax, etc. Same as on the left. — —	(7) Other important matters for preparation of interim consolidated financial statements 1) Method for treatment of deferred assets Same as on the left. 2) Accounting treatment of consumption tax, etc. Same as on the left. 3) Accounting of retirement of treasury stock and legal reserves In connection with the application of "Accounting Standards for Retirement of Treasury Stock and Legal Reserve" (Business Accounting Standards No. 1) from April 1, 2002, from the current consolidated fiscal year, the said standards have been applied. There is no effect on profit or loss in the current consolidated fiscal year. Due to the revision of rules for consolidated financial statements, Shareholders' Equity in the consolidated balance sheet and Statement of Consolidated Surplus in the current consolidated fiscal year are prepared in accordance with the rules after revision. 4) Per share information In connection with the application of "Accounting Standards in Connection with Earnings Per Share" (Business Accounting Standards No. 2) and "Application Guidelines for Accounting Standards in Connection with Earnings Per Share" (Application Guidelines for Business Accounting Standards No. 4) to the consolidated fiscal year commencing after April 1, 2002, from the current consolidated fiscal year, the said Accounting Standards and Application Guidelines have been applied. The effect of this application is stated in "Note on Per Share Information."

The previous interim consolidated accounting period (April 1, 2002 to September 30, 2002)	The current interim consolidated accounting period (April 1, 2003 to September 30, 2003)	The previous consolidated fiscal year (April 1, 2002 to March 31, 2003)
5. Scope of funds in interim consolidated cash flow statements The funds are cash, demand deposits that can be withdrawn at any time and short term investments which are easily convertible into cash that carries only a small risk of price fluctuation, and will reach maturity dates within 3 months from the dates on which they are acquired.	5. Scope of funds in interim consolidated cash flow statements Same as on the left.	5. Scope of funds in consolidated cash flow statements Same as on the left.

Changes in Method of Notation

The previous interim consolidated accounting period (April 1, 2002 to September 30, 2002)	The current interim consolidated accounting period (April 1, 2003 to September 30, 2003)
(Interim Consolidated Profit and Loss Statement) The "foreign exchange loss" had been stated in "other" of non-operating expenses until the previous interim consolidated accounting period, which has been stated separately in the current interim consolidated accounting period since it exceeded 10 percent of total non-operating expenses. The foreign exchange loss for the previous interim consolidated accounting period amounted to ¥ 3,603,000.	—
—	(Interim Consolidated Profit and Loss Statement) As Loss on sale of fixed assets in Extraordinary Losses (for the current interim consolidated accounting period, ¥33,176,000) was less than 10 of 100 of Extraordinary Losses, it was indicated in "Others" of Extraordinary Losses.

Additional Information

The previous interim consolidated accounting period (April 1, 2002 to September 30, 2002)	The current interim consolidated accounting period (April 1, 2003 to September 30, 2003)	The previous consolidated fiscal year (April 1, 2002 to March 31, 2003)
(Accounting of Retirement of Treasury Shares and Legal Reserves) From the present interim period we have applied the "Accounting Standards in Connection With Retirement of Treasury Shares and Legal Reserves" (Corporate Accounting Standards No. 1), but this does not have any impact on income for the present interim consolidated accounting period. As a result of the amendment of the Regulations on Interim Financial Statements, etc., we have prepared the capital section of the Interim Consolidated Balance Sheet and Interim Consolidated Earned Surplus Statement for this interim period pursuant to the Regulations on Interim Financial Statements, etc., since amendment.	—	—

Notes

(Notes Related to Interim Consolidated Balance Sheet)

At the end of previous interim consolidated accounting period (as of September 30, 2002)	At the end of current interim consolidated accounting period (as of September 30, 2003)	The previous consolidated fiscal year (as of March 31, 2003)
*1 Accumulated depreciation of tangible fixed assets: ¥16,801,430,000	*1 Accumulated depreciation of tangible fixed assets: ¥17,844,854,000	*1 Accumulated depreciation of tangible fixed assets: ¥17,497,508,000
*2 Assets provided as security and secured debt are as follows: (Thousands of yen) Security assets: Buildings and structures ¥2,521,273 (¥2,428,757) Machinery and equipment ¥1,333,738 (¥1,333,738) Tools and fixtures ¥48,318 (¥48,318) Land ¥416,269 (¥191,025) Total ¥4,319,599 (¥4,001,839)	*2 Assets provided as security and secured debt are as follows: (Thousands of yen) Security assets: Buildings and structures ¥2,217,998 (¥2,217,998) Machinery and equipment ¥1,032,730 (¥1,03 Tools and fixtures ¥37,964 (¥37,964) Land ¥258,342 (¥1 Total ¥3,547,036 (¥3,479,719)	*2 Assets provided as security and secured debt are as follows: (Thousands of yen) Security assets: Buildings and structures ¥2,403,718 (¥2,317,401) Machinery and equipment ¥1,169,693 (¥1,169,693) Tools and fixtures ¥41,845 (¥41,845) Land ¥416,269 (¥191,025) Total ¥4,031,517 (¥3,719,966)
Secured debt: (Thousands of yen) Short tem loans ¥877,000 (¥789,000) Current portion of long term loans payable within one year ¥24,000 (¥ Long term loans ¥43,000 (¥ Total: ¥944,000 (¥856,000)	Secured debt: (Thousands of yen) Short tem loans ¥150,000 (¥150,000) Current portion of long term loans payable within one year ¥24,000 (¥24,000) Long term loans ¥19,000 (¥19,000) Total: ¥193,000 (¥193,000)	Secured debt: (Thousands of yen) Short tem loans ¥547,000 (¥459,000) Current portion of long term loans payable within one year ¥24,000 (¥24,000) Long term loans ¥31,000 (¥31,000) Total: ¥602,000 (¥514,000)
The figures in the brackets show mortgages of the Factory Foundation and its liabilities. In addition to the above, the following assets are provided as replacement for deposits for operating transactions. (Thousands of yen) Land ¥5,157	The figures in the brackets show mortgages of the Factory Foundation and its liabilities.	The figures in the brackets show mortgages of the Factory Foundation and its liabilities. In addition to the above, the following assets are provided as replacement for deposits for operating transactions. (Thousands of yen) Land ¥5,157
3 Discounted amounts on notes receivable ¥107,350,000	3 Discounted amounts on notes receivable ¥14,038,000	3 Discounted amounts on notes receivable ¥33,387,000
4 Liabilities on guarantee Liabilities on guarantee for borrowings of affiliated companies from financial institutions: (Thousands of yen) Polatechno Co., Ltd. ¥106,000 Note: Liabilities on guarantee to Polatechno Co., Ltd. are guaranteed by Nippon Kayaku Co., Ltd. and the Company.	4 Liabilities on guarantee Liabilities on guarantee for borrowings of affiliated companies from financial institutions: (Thousands of yen) Polatechno Co., Ltd. ¥58,000 Note: Liabilities on guarantee to Polatechno Co., Ltd. are guaranteed by Nippon Kayaku Co., Ltd. and the Company.	4 Liabilities on guarantee Liabilities on guarantee for borrowings of affiliated companies from financial institutions: (Thousands of yen) Polatechno Co., Ltd. ¥82,000 Note: Liabilities on guarantee to Polatechno Co., Ltd. are guaranteed by Nippon Kayaku Co., Ltd. and the Company.
5 The submitting company has executed an overdraft agreement with five correspondent banks, and a loan commitment agreement with two banks, for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the interim consolidated accounting period: (Thousands of yen) Total amount of current account overdrafts and loan commitments ¥6,000,000 Draw-downs ¥360,000 Net ¥5,640,000	5 The submitting company has executed an overdraft agreement with three correspondent banks, and a loan commitment agreement with two banks, for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the interim consolidated accounting period: (Thousands of yen) Total amount of current account overdrafts and loan commitments ¥4,200,000 Draw-downs ¥190,000 Net ¥4,010,000	5 The submitting company has executed an overdraft agreement with five correspondent banks, and a loan commitment agreement with two banks, for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current consolidated accounting period: (Thousands of yen) Total amount of current account overdrafts and loan commitments ¥5,600,000 Draw-downs ¥210,000 Net ¥5,390,000

(Notes to Related Interim Consolidated Profit and Loss Statement)

The previous interim consolidated accounting period (April 1, 2002 to September 30, 2002)	The current interim consolidated accounting period (April 1, 2003 to September 30, 2003)	The previous consolidated fiscal year (April 1, 2002 to March 31, 2003)
*1. —	*1. —	*1. Profit from sale of fixed assets is ¥18,290,000 from sale of land.
*2. Sales loss of fixed assets are as follows: (Thousands of yen) Machinery and delivery equipment ¥14,189 Expense for dispose of facilities ¥2,851 Buildings and structures ¥1,657 Others ¥2,531 Total ¥21,229	*2. —	*2. —
*3. Tax effect accounting is applied to tax expenses by simplified method for the current interim consolidated accounting period. The adjusted amount of corporate income taxes, etc., are included in 'corporate income taxes, residential taxes and enterprise taxes'.	*3. Same as on the left.	*3. —

(Notes to Interim Consolidated Cash Flow Statement)

The previous interim consolidated accounting period (April 1, 2002 to September 30, 2002)	The current interim consolidated accounting period (April 1, 2003 to September 30, 2003)	The previous consolidated fiscal year (April 1, 2002 to March 31, 2003)
Relationship between the final figures of cash and cash equivalents at end of the year and the amounts of items shown in the interim consolidated balance sheets. (Thousands of yen) Cash and deposits ¥7,867,462 Fixed term deposits for a term longer than three months Δ¥85,010 Securities (Money Management Fund) ¥160,561 Cash and cash equivalents ¥7,943,013	Relationship between the final figures of cash and cash equivalents at end of the year and the amounts of items shown in the interim consolidated balance sheets. (Thousands of yen) Cash and deposits ¥7,984,574 Fixed term deposits for a term longer than three months Δ¥4,465,572 Securities (Money Management Fund) ¥160,626 Cash and cash equivalents ¥3,679,628	Relationship between the final figures of cash and cash equivalents at end of the year and the amounts of items shown in the consolidated balance sheets. (Thousands of yen) Cash and deposits ¥9,597,300 Fixed term deposits for a term longer than three months Δ¥3,984,727 Securities (Money Management Fund) ¥160,595 Cash and cash equivalents ¥5,773,168

(Notes Related to Leasing Transaction)

The previous interim consolidated accounting period (April 1, 2002 to September 30, 2002)	The current interim consolidated accounting period (April 1, 2003 to September 30, 2003)	The previous consolidated fiscal year (April 1, 2002 to March 31, 2003)
Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee.	Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee.	Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee.
1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, and the balance at the end of the interim period	1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, and the balance at the end of the interim period	1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, and the balance at the end of the term
(Thousands of yen)	(Thousands of yen)	(Thousands of yen)

	Previous interim period	Current interim period	Previous fiscal year
Machinery equipment & delivery equipment			
Amount equivalent to acquisition prices	9,918	6,738	6,738
Amount equivalent to accumulated depreciation costs	4,831	4,068	3,279
Balance at period end	5,086	2,669	3,458
Tools and fixtures			
Amount equivalent to acquisition prices	199,536	197,078	159,153
Amount equivalent to accumulated depreciation costs	131,833	119,892	104,993
Balance at period end	67,702	77,185	54,159
Other			
Amount equivalent to acquisition prices	123,351	123,351	123,351
Amount equivalent to accumulated depreciation costs	70,711	95,024	82,868
Balance at period end	52,639	28,326	40,482
Total			
Amount equivalent to acquisition prices	332,805	327,167	289,242
Amount equivalent to accumulated depreciation costs	207,377	218,985	191,141
Balance at period end	125,427	108,181	98,100

The previous interim consolidated accounting period	The current interim consolidated accounting period	The previous consolidated fiscal year
(Notes) The amount equivalent to acquisition prices are calculated on an interest paid included basis because the prepaid lease balance makes up such a small portion of tangible asset balance at the end of interim period.	(Note) Same as on the left.	(Note) The amount equivalent to acquisition prices are calculated on an interest paid included basis because the prepaid lease balance makes up such a small portion of tangible asset balance at the end of term.
2. Prepaid lease balance at the end of interim period (Thousands of yen) Less than 1 year ¥58,907 More than 1 year ¥66,520 Total: ¥125,427	2. Prepaid lease balance at the end of interim period (Thousands of yen) Less than 1 year ¥47,343 More than 1 year ¥60,838 Total: ¥125,427	2. Prepaid lease balance at the end of term (Thousands of yen) Less than 1 year ¥54,435 More than 1 year ¥43,665 Total: ¥98,100
(Note) The amount equivalent to the prepaid lease balance at the end of the interim period is calculated on an interest paid included basis because this balance makes up such a small portion of tangible asset balance at the end of interim period.	(Note) Same as on the left.	(Note) The amount equivalent to the prepaid lease balance at the end of the term is calculated on an interest paid included basis because this balance makes up such a small portion of tangible asset balance at the end of term.
3. Prepaid lease payments and depreciation cost equivalents: (Thousands of yen) Prepaid lease payments: ¥33,683 Depreciation cost equivalent: ¥33,683	3. Prepaid lease payments and depreciation cost equivalents: (Thousands of yen) Prepaid lease payments: ¥31,995 Depreciation cost equivalent: ¥31,995	3. Prepaid lease payments and depreciation cost equivalents: (Thousands of yen) Prepaid lease payments: ¥64,051 Depreciation cost equivalent: ¥64,051
4. Method for calculating depreciation cost equivalent: The straight line method is adopted, where the period of lease is set as the useful life and the salvage value is set at zero.	4. Method for calculating depreciation cost equivalent: Same as on the left.	4. Method for calculating depreciation cost equivalent: Same as on the left.

(Notes Related to Securities)

Previous interim consolidated accounting period (as of September 30, 2002)

1. Other Market Value bearing Securities

(Thousands of yen)

	Acquisition Cost	Value shown on Interim Consolidated Balance Sheet	Balance
(1) Equity Shares	1,049,802	1,619,947	570,144
(2) Others	162,155	131,984	Δ30,170
Total	1,211,958	1,751,931	539,973

2. Major Non-bearing Market Value Securities

(Thousands of yen)

	Value shown on Interim Consolidated Balance Sheet
Other Securities	
Money Management Fund	160,561
Unlisted Shares (excluding OTC shares)	576,307

Current interim consolidated accounting period (as of September 30, 2003)

1. Other Market Value bearing Securities

(Thousands of yen)

	Acquisition Cost	Value shown on Interim Consolidated Balance Sheet	Balance
(1) Equity Shares	1,113,210	1,659,475	546,264
(2) Others	234,034	208,806	Δ25,227
Total	1,347,244	1,868,282	521,037

2. Major Securities Non-bearing the Market Value

(Thousands of yen)

	Value shown on Interim Consolidated Balance Sheet
(1) Securities Held to Maturity	
Unlisted Foreign Securities	264,370
(2) Other Securities	
Money Management Fund	160,626
Unlisted Shares (excluding OTC shares)	263,986
Unlisted Foreign Securities	33,375

Previous consolidated fiscal year (as of March 31, 2002)

1. Other Market Value bearing Securities

(Thousands of yen)

	Acquisition Cost	Value shown on Consolidated Balance Sheet	Balance
(1) Equity Shares	1,094,901	1,233,170	138,269
(2) Others	162,155	129,832	Δ32,323
Total	1,257,057	1,363,003	105,945

2. Major Non-bearing Market Value Securities

(Thousands of yen)

	Value shown on Interim Consolidated Balance Sheet
(1) Securities Held to Maturity	
Unlisted Foreign Securities	269,318
(2) Other Securities	
Money Management Fund	160,595
Unlisted Shares (excluding OTC shares)	612,750

(Derivative Transaction)

Previous interim consolidated accounting period (as of September 30, 2002)
No applicable matters except derivative transaction that are covered under hedge accounting.

Current interim consolidated accounting period (as of September 30, 2003)
No applicable matters except derivative transactions that are covered under hedge accounting.

At the end of previous consolidated fiscal year (As of March 31, 2003)
No applicable matters except derivative transactions that are covered under hedge accounting.

(Segment Information)

Segment Information by Business Category

Previous interim consolidated accounting period (April 1, 2002 through September 30, 2002)

(Thousands of yen)

	Manufacturing and sales of industrial materials, etc.	Other businesses	Total	Elimination or all companies	Consolidation
Sales					
(1) Sales to outside customers	16,455,115	451,759	16,906,875	—	16,906,875
(2) Inter-segmental internal sales or transfers	29,209	—	29,209	(29,209)	—
Total	16,484,325	451,759	16,936,084	(29,209)	16,906,875
Operating expenses	14,687,580	459,097	15,146,677	(28,510)	15,118,167
Operating income	1,796,744	Δ7,337	1,789,407	(699)	1,788,708

Notes: 1. *Segmentation of businesses*

Businesses engaged by the Company are segmented, taking into account product lines and similarity of related markets.

2. *Main products categorized into respective business category*

Business category	Main products, etc.
Manufacturing and Sales of Industrial materials, etc.	Manufacture and sale of electronic materials, display materials, electric insulating materials and industrial-use structural materials, and the purchase and sale of related products.
Other businesses	Management of golf driving ranges, and purchase and sale of sports and recreation equipment

Note: *As for business categorized under 'optical materials' section of Manufacturing and Sales of Industrial materials segment that had been used until the end of the previous consolidated fiscal year, the name of the category is changed to 'display materials' to represent nature of those products more precisely.*

Current interim consolidated accounting period (April 1, 2003 through September 30, 2003)

(Thousands of yen)

	Manufacturing and sales of industrial materials, etc.	Other businesses	Total	Elimination or all companies	Consolidation
Sales					
(1) Sales to outside customers	22,050,994	342,071	22,393,065	—	22,393,065
(2) Inter-segmental internal sales or transfers	17,695	—	17,695	(17,695)	—
Total	22,068,689	342,071	22,410,760	(17,695)	22,393,065
Operating expenses	18,730,337	323,666	19,054,004	(13,876)	19,040,128
Operating income	3,338,351	18,404	3,356,756	(3,819)	3,352,937

Notes: 1. *Segmentation of businesses*

Businesses engaged by the Company are segmented, taking into account product lines and similarity of related markets.

2. *Main products categorized into respective business category*

Business category	Main products, etc.
Manufacturing and Sales of Industrial materials , etc.	Manufacture and sale of electronic materials, display materials, electric insulating materials and industrial-use structural materials, and the purchase and sale of related products.
Other businesses	Management of golf driving ranges, and purchase and sale of sports and recreation equipment

Previous consolidated fiscal year (April 1, 2002 through March 31, 2003)

(Thousands of yen)

	Manufacturing and sales of industrial materials, etc.	Other businesses	Total	Elimination or all companies	Consolidation
Sales					
(1) Sales to outside customers	36,212,786	791,959	37,004,746	—	37,004,746
(2) Inter-segmental internal sales or transfers	32,736	—	32,736	(32,736)	—
Total	36,245,523	791,959	37,037,482	(32,736)	37,004,746
Operating expenses	31,732,505	866,724	32,599,229	(30,129)	32,569,100
Operating income	4,513,017	Δ74,764	4,438,252	(2,607)	4,435,645

Notes: 1. *Segmentation of businesses*

Businesses engaged by the Company are segmented, taking into account product lines and similarity of related markets.

2. *Main products categorized into respective business category*

Business category	Main products, etc.
Manufacturing and sales of industrial materials, etc.	Manufacture and sale of electronic materials, display materials, electric insulating materials and industrial-use structural materials, and the purchase and sale of related products.
Other businesses	Management of golf driving ranges, and purchase and sale of sports and recreation equipment

(Segment Information by Region)

Because Arisawa Group has no consolidated subsidiaries and branches in overseas countries, there are no applicable matters in the previous and the current interim consolidated accounting periods as well as the previous consolidated fiscal year.

(Overseas Sales)

Previous interim consolidated accounting period (April 1, 2002 through September 30, 2002)

	Asia	North America	Other Region	Total
I Overseas sales (Thousands of yen)	2,809,646	2,470,998	370,823	5,651,468
II Consolidated sales (Thousands of yen)				16,906,875
III Ratio of overseas sales in the consolidated sales (%)	16.6	14.6	2.2	33.4

Current interim consolidated accounting period (April 1, 2002 through September 30, 2002)

	Asia	North America	Other Region	Total
I Overseas sales (Thousands of yen)	5,969,282	3,206,128	322,738	9,498,149
II Consolidated sales (Thousands of yen)				22,393,065
III Ratio of overseas sales in the consolidated sales (%)	26.7	14.3	1.4	42.4

Previous consolidated fiscal year (April 1, 2002 through March 31, 2003)

	Asia	North America	Other Region	Total
I Overseas sales (Thousands of yen)	8,441,111	5,223,005	684,817	14,348,934
II Consolidated sales (Thousands of yen)				37,004,746
III Ratio of overseas sales in the consolidated sales (%)	22.8	14.1	1.9	38.8

Note: *1. The regions are segmented by proximity.*

2. The respective regions are composed of the following countries.

Asia: Korea, China, Taiwan and Malaysia, etc.

North America: USA and Canada

3. Overseas sales are the sales by the Submitting Company to respective regions (including indirect exports).

(Per share information)

The previous interim consolidated accounting period (April 1, 2002 to September 30, 2002)	The current interim consolidated accounting period (April 1, 2003 to September 30, 2003)	The previous consolidated fiscal year (April 1, 2002 to March 31, 2003)
Net asset per share ¥1,032.90 Basic earnings per share for the interim period ¥49.41 Fully diluted earnings per share for the interim period ¥48.97	Net asset per share ¥1,064.41 Basic earnings per share for the interim period ¥73.25 Fully diluted earnings per share for the interim period ¥72.72	Net asset per share ¥1,092.69 Basic earnings per share for the current term ¥115.15 Fully diluted earnings per share for the current term ¥114.96
(Additional Information) From the present interim consolidated accounting period we have applied the "Accounting Standards in Connection with Earnings Per Share" (Corporate Accounting Standards No. 2) and the "Guideline for Application of Accounting Standards in Connection with Earnings Per Share" (Corporate Accounting Standards Application Guideline No. 4). Per share information based on the same standards with the previous consolidated fiscal year as follows: Net asset per share ¥1,032.94 Basic earnings per share for the interim period ¥50.64 Fully diluted earnings per share for the interim period ¥50.47	—	From the present consolidated accounting period we have applied the "Accounting Standards in Connection with Earnings Per Share" (Corporate Accounting Standards No. 2) and the "Guideline for Application of Accounting Standards in Connection with Earnings Per Share" (Corporate Accounting Standards Application Guideline No. 4). Per share information based on the same standards with the previous fiscal year as follows: Net asset per share ¥1,094.11 Basic earnings per share ¥118.01 Fully diluted earnings per share ¥117.97

Note: 1. The Company carried out a stock split during the previous interim consolidated accounting period. Per share information based on the assumption that the stock split was carried out on the first day of the last but one consolidated fiscal year is as follows:

Last but one interim consolidated accounting period		Last but one consolidated fiscal year	
Net asset per share	¥860.52	Net asset per share	¥1,024.04
Basic earnings per share	¥51.77	Basic earnings per share	¥95.63
Fully diluted earnings per share	¥51.73	Fully diluted earnings per share	¥95.58

Note: 2. The Company carried out a stock split during the current interim consolidated accounting period. Per share information based on the assumption that the stock split was carried out on the first day of the previous consolidated fiscal year is as follows.

Previous interim consolidated accounting period		Previous consolidated fiscal year	
Net asset per share	¥938.85	Net asset per share	¥993.36
Basic earnings per share	¥44.91	Basic earnings per share	¥104.67
Fully diluted earnings per share	¥44.55	Fully diluted earnings per share	¥104.52

Note: 3. Basic earnings per share and fully diluted earnings per share are calculated on the basis of the following:

	The previous interim consolidated accounting period	The current interim consolidated accounting	The previous consolidated fiscal year
Basic earnings per share			
Net Profit (thousands of yen)	1,321,748	2,169,204	3,119,122
Amounts that are not attributable to common share holders (thousands of yen)	—	—	38,000
Net profit for common shares (thousands of yen)	1,321,748	2,169,204	3,081,122
Average number of shares during the term	26,750,070	29,615,385	26,756,671
Fully diluted earnings per share			
Adjusted amount of net profit (thousands of yen)	—	—	—
Increase in number of common shares	240,871	214,878	43,817
(Of those, number of new share subscription rights)	(240,871)	(214,878)	(43,817)
The outline of potential dilution includes no dilution in the calculation of earnings per share after dilution due to the absence of dilutive effects:	One type of new share subscription right (232,500 shares) under the previous provisions of the Commercial Code, Article 280-19, paragraph 1. For details, refer to "IV State of Submitting Company, 1. State of Shares, etc., (2) State of New Share Subscription Rights."	One type of new share subscription right under the provisions of the Commercial Code, Article 280-20 and Article 280-21 (2,866 units). For details, refer to "IV State of Submitting Company, 1. State of Shares, etc., (2) State of New Share Subscription Rights."	For details of one type of new share subscription right (216,500 shares) under the previous provisions of the Commercial Code, Article 280-19, paragraph 1, one type of right of subscription for new shares under the provisions of the Commercial Code, Article 280-20 and Article 280-21(299,300 shares), refer to "IV State of Submitting Company, 1. State of Shares, etc., (2) State of New Share Subscription Rights."

(Important matters after closing the accounts)

The previous interim consolidated accounting period (April 1, 2002 to September 30, 2002)	The current interim consolidated accounting period (April 1, 2003 to September 30, 2003)	The previous consolidated fiscal year (April 1, 2002 to March 31, 2003)
—	—	In accordance with the resolution by the board of directors held on February 20, 2003, the Company issued new shares by means of stock split as follows. 1. As of May 19, 2003, one share is split into 1.1 shares. (1) Number of shares to be increased by the split Common stock: 2,680,187 shares (2) Split Method Number of shares held by shareholders recorded in the list of shareholders and the list of actual shareholders as of March 31, 2003 shall be split by the ratio of 1.1 shares per share. 2. Initial Date in Reckoning Dividend April 1, 2003 Per share information in the previous consolidated fiscal year based on the assumption that both the said stock split and the stock split carried out during the current consolidated fiscal year were made at the beginning of the previous year. Net assets per share ¥930.76 Basic earnings per share ¥86.25 Fully diluted earnings per share ¥86.22 Per share information in the previous consolidated fiscal year based on the assumption that the said stock split was carried out at the beginning of the current consolidated fiscal year Net assets per share ¥993.36 Basic earnings per share ¥104.67 Fully diluted earnings per share ¥104.52
—	The Company entered into a merger agreement (short-form merger) with Arisawa Optics, a 100% subsidiary of the Company, as of November 20, 2003. The summary of the merger agreement is stated in "Important matters after closing the accounts" in "2 Interim Financial Statements."	—

(2) Other

No applicable matters

2. Interim Financial Statements, etc.

(1) Interim Financial Statements

1) Interim Balance Sheet

(Thousands of yen)

Item	Note	At the end of the previous interim accounting period (as of September 30, 2002)			At the end of the current interim accounting period (as of September 30, 2003)			Summary of balance sheet of the previous fiscal year (as of March 31, 2003)		
		Amount		Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)
(Asset)										
I. Current Assets										
1. Cash and deposits		7,014,264			7,213,812			8,747,119		
2. Notes receivable		1,642,208			1,308,327			1,403,892		
3. Accounts receivable		6,390,150			7,646,796			6,638,548		
4. Inventories		2,733,565			4,101,806			3,024,857		
5. Deferred tax assets		167,693			493,298			493,298		
6. Other		648,764			1,521,258			878,277		
Allowance for doubtful accounts		Δ7,897			Δ9,948			Δ8,125		
Total Current Assets			18,588,749	52.5		22,275,351	53.0		21,177,867	54.0
II. Fixed Assets										
1. Tangible fixed assets										
(1) Buildings	*1 *2	4,456,579			5,299,830			4,536,363		
(2) Machinery and equipment	*1 *2	3,883,146			4,700,775			4,143,746		
(3) Land	*2	1,580,747			1,407,391			1,407,391		
(4) Construction in progress		1,154,602			2,571,858			2,123,713		
(5) Others	*1 *2	436,779			489,141			416,392		
Total Tangible Fixed Assets		11,511,855			14,468,997			12,627,607		
2. Intangible Fixed Assets		39,407			39,340			36,215		
3. Investments and Other Assets										
(1) Investment securities		2,326,139			2,360,313			2,243,311		
(2) Stocks of affiliated companies		1,868,759			1,995,209			1,974,259		
(3) Deferred tax assets		—			26,361			179,780		
(4) Other		1,097,933			900,509			962,288		
Allowance for doubtful accounts		Δ30,594			Δ14,216			Δ15,585		
Total Investment and other Assets		5,262,238			5,268,177			5,344,054		
Total Fixed Assets			16,813,501	47.5		19,776,515	47.0		18,007,877	46.0
Total Assets			35,402,251	100.0		42,051,866	100.0		39,185,744	100.0

(Thousands of yen)

Item	Note	At the end of the previous interim accounting period (as of September 30, 2002) Amount		Ratio (%)	At the end of the current interim accounting period (as of September 30, 2003) Amount		Ratio (%)	Summary of balance sheet of the previous fiscal year (as of March 31, 2003) Amount		Ratio (%)
(Liabilities)										
I. Current Liabilities										
1. Notes payable		4,181,870			4,444,791			4,262,097		
2. Accounts payable		2,873,932			4,639,876			3,775,722		
3. Short-term loans payable	*2	263,800			190,000			210,000		
4. Corporate income taxes, etc., payable		741,553			1,133,696			1,530,291		
5. Notes payable re facilities		1,228,157			1,361,471			1,650,158		
6. Reserve for bonuses		759,589			1,432,633			920,683		
7. Other	*5	1,103,696			1,592,867			1,413,812		
Total Current Liabilities			11,152,599	31.5		14,795,337	35.2		13,762,767	35.1
II. Fixed Liabilities										
1. Deferred tax liabilities		115,678			—			—		
2. Reserve for officers' retirement allowance		156,477			128,026			166,105		
3. Reserve for retirement bonus		162,617			174,408			228,944		
4. Other		12,653			13,336			12,736		
Total Fixed Liabilities			447,427	1.3		315,771	0.7		407,786	1.1
Total Liabilities			11,600,026	32.8		15,111,108	35.9		14,170,553	36.2
(Shareholders' Equity)										
I. Amount of capital			6,337,106	17.9		6,698,400	15.9		6,378,708	16.3
II. Capital surplus										
1. Capital reserve		5,449,469			5,810,553			5,491,071		
Total of capital surplus			5,449,469	15.4		5,810,553	13.8		5,491,071	14.0
III. Earned surplus										
1. Earned surplus reserve		748,262			748,262			748,262		
2. Voluntary reserve		9,314,441			11,012,298			9,314,441		
3. Interim (current) unappropriated profit		1,634,556			2,423,783			3,031,483		
Total earned surplus			11,697,260	33.0		14,184,344	33.8		13,094,187	33.4
IV. Other revaluation balance of securities			335,214	0.9		300,058	0.7		73,308	0.2
V. Treasury Stocks			Δ16,825	Δ0.0		Δ52,598	Δ0.1		Δ22,084	Δ0.1
Total Shareholders' Equity			23,802,224	67.2		26,940,758	64.1		25,015,191	63.8
Total of liabilities and shareholders' equities			35,402,251	100.0		42,051,866	100.0		39,185,744	100.0

2) Interim Profit and Loss Statement

(Thousands of yen)

		The previous interim accounting period (April 1, 2002 to September 30, 2002)			The current interim accounting period (April 1, 2003 to September 30, 2003)			Summary of profit and loss statement of the previous fiscal year (April 1, 2002 to March 31, 2003)		
Item	Note	Amount		Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)
I. Sales			15,661,977	100.0		20,723,331	100.0		34,594,599	100.0
II. Cost of Goods Sold			12,562,263	80.2		16,063,219	77.5		27,243,207	78.7
Gross Profit on Sales			3,099,713	19.8		4,660,111	22.5		7,351,391	21.3
III. Selling, General & Admin. Expenses			1,316,872	8.4		1,618,973	7.8		2,968,827	8.6
Operating Income			1,782,841	11.4		3,041,137	14.7		4,382,563	12.7
IV. Non-operating Revenue	*1		417,119	2.7		470,854	2.3		732,672	2.1
V. Non-operating Expenses	*2		315,479	2.0		259,997	1.3		562,389	1.6
Ordinary Profit			1,884,481	12.1		3,251,994	15.7		4,552,846	13.2
VI. Extraordinary Profit	*3		1,514	0.0		—	—		19,584	0.1
VII. Extraordinary Loss	*4		52,656	0.3		336,649	1.6		330,270	1.0
Interim (current) net profit before taxes			1,833,339	11.8		2,915,344	14.1		4,242,159	12.3
Corporate income taxes, resident taxes and business taxes payable	*6	760,890			1,170,951			2,204,000		
Adjusted amount of corporate income taxes, etc.	*6	—	760,890	4.9	—	1,170,951	5.7	Δ431,215	1,772,784	5.2
Net income			1,072,448	6.9		1,744,393	8.4		2,469,375	7.1
Profit carried forward from the previous term			562,107			679,390			562,107	
Unappropriated regained earnings at the end of interim period (year)			1,634,556			2,423,783			3,031,483	

Important basic matters for preparing Interim Financial Statements

The previous interim accounting period (April 1, 2002 to September 30, 2002)	The current interim accounting period (April 1, 2003 to September 30, 2003)	The previous fiscal year (April 1, 2002 to March 31, 2003)
1. Valuation standard and method of valuing assets: (1) Securities (a) Stocks of the subsidiaries and affiliated companies: Valued at cost using the gross average method (b) — (c) Other Securities: Securities where a market value is available: Valued at the current price based on the market value on the interim closing day, etc. (All revaluation balance is transferred directly to the capital stock and the sales cost is calculated by the gross average methods.) Securities where a market value is unavailable: Valued by the gross average method at cost. (2) Derivatives: Valued at the current price. (3) Inventories: Finished goods/Semi-finished goods/Work in progress: Cost method using first-in, first-out method. Raw materials/Stores: Cost method using gross average method.	1. Valuation standard and method of valuing assets: (1) Securities (a) Stocks of the subsidiaries and affiliated companies: Same as on the left. (b) Securities held to maturity: Amortized cost method (straight line method) (c) Other Securities: Securities where a market value is available: Same as on the left. Securities where a market value is unavailable: Same as on the left. (2) Derivatives: Same as on the left. (3) Inventories: Finished goods/Semi-finished goods/Work in progress: Same as on the left. Raw materials/Stores: Same as on the left.	1. Valuation standard and method of valuing assets: (1) Securities (a) Stocks of the subsidiaries and affiliated companies: Same as on the left. (b) Securities held to maturity: Same as on the left. (c) Other Securities: Securities where a market value is available: Valued at the current price based on the market value on the closing day, etc. (All revaluation balance is transferred directly to the capital stock and the sales cost is calculated by the gross average methods.) Securities where a market value is unavailable: Same as on the left. (2) Derivatives: Same as on the left. (3) Inventories: Finished goods/Semi-finished goods/Work in progress: Same as on the left. Raw materials/Stores: Same as on the left.
2. Depreciation method for fixed assets (1) Tangible fixed assets: Declining balance method The straight line depreciation method is used for buildings acquired after April 1, 1998 (excluding facilities connected to buildings). The durable length of time is as follows: Buildings & structures: 15 - 31 years Machinery & equipment: 8 - 9 years (2) Intangible fixed assets: Straight line method However, straight line method is adopted for software for own use based on the period of in-house useful life (5 years).	2. Depreciation method for fixed assets (1) Tangible fixed assets: Same as on the left. (2) Intangible fixed assets: Same as on the left.	2. Depreciation method for fixed assets (1) Tangible fixed assets: Same as on the left. (2) Intangible fixed assets: Same as on the left.
3. Posting standard for allowances: (1) Allowance for doubtful accounts: In order to reserve for losses from defaults on claims, a write-down as non-collectible has been charged at the actual rate of default for normal claims, and has been charged on the basis of the expected amount of default in each instance for specified claims such as those which present concerns about default.	3. Posting standard for allowances: (1) Allowance for doubtful accounts: Same as on the left.	3. Posting standard for allowances: (1) Allowance for doubtful accounts: Same as on the left.

The previous interim accounting period (April 1, 2002 to September 30, 2002)	The current interim accounting period (April 1, 2003 to September 30, 2003)	The previous fiscal year (April 1, 2002 to March 31, 2003)
(2) Reserve for bonuses In order to prepare for expenses of bonuses to employees, expenses of the current interim accounting period are booked as reserve based on estimation.	(2) Reserve for bonuses	(2) Reserve for bonuses In order to prepare for expenses of bonuses to employees, the estimated amount is booked as reserve for the year.
(3) Reserve for retirement allowance: The projected amount of retirement benefit liabilities and pension assets as of the end of the current interim accounting period has been booked in order to provide for retirement benefits to employees. The difference occurring at the time of amending accounting standards (¥197,694,000) will be amortized in proportional amounts in three years, as an extraordinary expense. The difference based on actuarial accounting will be expensed from the following fiscal year, according to the straight line method over a fixed number of years (five years) within the average period of remaining service of the employees at the time the difference occurred.	(3) Reserve for retirement allowance: The projected amount of retirement benefit liabilities and pension assets as of the end of the current interim accounting period has been booked in order to provide for retirement benefits to employees. The difference based on actuarial accounting will be expensed from the following fiscal year, according to the straight line method over a fixed number of years (five years) within the average period of remaining service of the employees at the time the difference occurred.	(3) Reserve for retirement allowance: The projected amount of retirement benefit liabilities and pension assets as of the end of the fiscal year has been booked in order to provide for retirement benefits to employees. The difference occurring at the time of amending accounting standards (¥197,694,000) will be amortized in proportional amounts in three years, as an extraordinary expense. The difference based on actuarial accounting will be expensed from the following fiscal year, according to the straight line method over a fixed number of years (five years) within the average period of remaining service of the employees at the time the difference occurred.
(4) Reserve for officers' retirement bonuses In order to prepare for officers' retirement bonuses, the amount to be paid to officers upon their retirements by the end of the interim accounting period pursuant to internal rules is appropriated.	(4) Reserve for officers' retirement bonuses Same as on the left.	(4) Reserve for officers' retirement bonuses In order to prepare for officers' retirement bonuses, the amount to be paid to officers at their retirements by the end of the term pursuant to the internal rules is appropriated.
4. Standards for converting foreign currency denominated assets and liabilities into yen Foreign currency denominated assets and liabilities are converted into yen at the spot exchange rate, etc., on the closing day of the interim accounting period, and the difference in conversion is entered as income or loss.	4. Standards for converting foreign currency denominated assets and liabilities into yen Same as on the left.	4. Standards for converting foreign currency denominated assets and liabilities into yen Foreign currency denominated assets and liabilities are converted at the spot exchange rate, etc., on the closing day of the term, and the difference in conversion is entered as income or loss.
5. Treatment of leasing transactions Finance leasing transactions other than those for which ownership is deemed to be fully transferred to the lessee are treated in the same way as ordinary leasing transactions.	5. Treatment of leasing transactions Same as on the left.	5. Treatment of leasing transactions Same as on the left.
6. Other important matters for preparation of interim consolidated financial statements (1) Method for treatment of deferred assets All costs for new share issuance are treated as costs at the time of expenditure. (2) Accounting treatment of consumption tax, etc. Consumption taxes withheld from sales and paid upon purchasing goods and services by the Company are not included in revenues and expenses.	6. Other important matters for preparation of interim consolidated financial statements (1) Method for treatment of deferred assets Same as on the left. (2) Accounting treatment of consumption tax, etc. Same as on the left.	6. Other important matters for preparation of interim consolidated financial statements (1) Method for treatment of deferred assets Same as on the left. (2) Accounting treatment of consumption tax, etc. Same as on the left.

The previous interim accounting period (April 1, 2002 to September 30, 2002)	The current interim accounting period (April 1, 2003 to September 30, 2003)	The previous fiscal year (April 1, 2002 to March 31, 2003)
		(3) Accounting of Retirement of Treasury Stock and Legal Reserves In connection with the application of "Accounting Standards for Retirement of Treasury Stock and Legal Reserve" (Business Accounting Standards No. 1) from April 1, 2002, from the current fiscal year, the said standards have been applied. There is no effect on profit or loss in the current fiscal year. Due to the revision of rules for financial statements, Shareholders' Equity on the balance sheet in the current fiscal year is prepared in accordance with the rules after revision.

Additional Information

The previous interim accounting period (April 1, 2002 to September 30, 2002)	The current interim accounting period (April 1, 2003 to September 30, 2003)	The previous fiscal year (April 1, 2002 to March 31, 2003)
(Accounting of Retirement of Treasury Shares and Legal Reserves) From the present interim period we have applied the "Accounting Standards in Connection With Retirement of Treasury Shares and Legal Reserves" (Corporate Accounting Standards No. 1), but this does not have any impact on income for the present interim period. As a result of the amendment of the Regulations on Interim Financial Statements, etc., we have prepared a capital section of the Interim Balance Sheet for this interim period pursuant to the Regulations on Interim Financial Statements, etc., after amendment. Consequently, the treasury shares that were stated in the "Other" category of current liabilities during the previous interim period (¥317,000 as of the end of the previous interim accounting period) have become an item to be deducted from capital at the end of the present interim period.	—	—

Notes

(Notes on Interim Balance Sheet)

The previous interim accounting period (as of September 2002)

*1. Accumulated depreciation of tangible fixed assets:

¥15,572,827,000

*2. The assets mortgaged as securities and secured debt are as follows:

The assets mortgaged as securities:

	(Thousands of yen)
Buildings	¥2,324,689 (¥2,324,689)
Structures	¥104,068 (¥104,068)
Machinery and equipment	¥1,333,738 (¥1,333,738)
Tools and fixtures	¥48,318 (¥48,318)
Land	¥258,342 (¥191,025)
Total	¥4,069,156 (¥4,001,839)

Secured debt:

	(Thousands of yen)
Short-term loans	¥150,000 (¥150,000)

- The figures in the brackets show mortgages of the Factory Foundation and its liabilities.
- In addition to the above, the following assets are provided as replacement for deposits for operating transactions.:

	(Thousands of yen)
Land	¥5,157

3. Liabilities on guarantee

(1) Liabilities on guarantee for borrowings of affiliated companies from financial institutions

	(Thousands of yen)
Arisawa Sporting Goods Co., Ltd.	¥359,000
Arisawa Fiber Glass Co., Ltd.	¥190,000
Polatechno Co., Ltd.	¥106,000
Arisawa Optics Co., Ltd.	¥82,000
Eagle Co., Ltd.	¥75,000
Total	¥812,000

Note: Liabilities on guarantee to Polatechno Co., Ltd. are guaranteed by Nippon Kayaku Co., Ltd. and the Company.

(2) Liabilities on guarantee for affiliated companies' liabilities for stocking from the customer companies:

	(Thousands of yen)
Arisawa Kenpan Co., Ltd.	¥3,043

The current interim accounting period (as of September 30, 2003)

*1. Accumulated depreciation of tangible fixed assets:

¥16,599,092,000

*2. The assets mortgaged as security and secured debt are as follows:

The assets mortgaged as securities:

	(Thousands of yen)
Buildings	¥2,130,926 (¥2,130,926)
Structures	¥87,071 (¥87,071)
Machinery and equipment	¥1,032,730 (¥1,032,730)
Tools and fixtures	¥37,964 (¥37,964)
Land	¥258,342 (¥191,025)
Total	¥3,547,036 (¥3,479,719)

Secured debt:

	(Thousands of yen)
Short-term loans	¥150,000 (¥150,000)

- The figures in the brackets show mortgages of the Factory Foundation and its liabilities.

3. Liabilities on guarantee

(1) Liabilities on guarantee for borrowings of affiliated companies from financial institutions

	(Thousands of yen)
Polatechno Co., Ltd.	¥58,000
Arisawa Optics Co., Ltd.	¥24,000
Eagle Co., Ltd.	¥19,000
Total	¥101,000

Note: Liabilities on guarantee to Polatechno Co., Ltd. are guaranteed by Nippon Kayaku Co., Ltd. and the Company.

(2) Liabilities on guarantee for affiliated companies' liabilities for stocking from the customer companies:

	(Thousands of yen)
Arisawa Kenpan Co., Ltd.	¥11,675

The previous fiscal year (as of March 31, 2003)

*1. Accumulated depreciation of tangible fixed assets:

¥16,280,848,000

*2. The assets mortgaged as security and secured debt are as follows:

The assets mortgaged as securities:

	(Thousands of yen)
Buildings	¥2,222,652 (¥2,222,652)
Structures	¥94,748 (¥94,748)
Machinery and equipment	¥1,169,693 (¥1,169,693)
Tools and fixtures	¥41,845 (¥41,845)
Land	¥258,342 (¥191,025)
Total	¥3,787,283 (¥3,719,966)

Secured debt:

	(Thousands of yen)
Short-term loans	¥150,000 (¥150,000)

- The figures in the brackets show mortgages of the Factory Foundation and its liabilities.
- In addition to the above, the following assets are provided as replacement for deposits for operating transactions.:

	(Thousands of yen)
Land	¥5,157

3. Liabilities on guarantee

(1) Liabilities on guarantee for borrowings of affiliated companies from financial institutions

	(Thousands of yen)
Arisawa Sporting Goods Co., Ltd.	¥179,000
Arisawa Fiber Glass Co., Ltd.	¥190,000
Polatechno Co., Ltd.	¥82,000
Arisawa Optics Co., Ltd.	¥33,000
Eagle Co., Ltd.	¥22,000
Total	¥506,000

Note: Liabilities on guarantee to Polatechno Co., Ltd. are guaranteed by Nippon Kayaku Co., Ltd. and the Company.

(2) Liabilities on guarantee for affiliated companies' liabilities for stocking from the customer companies:

	(Thousands of yen)
Arisawa Kenpan Co., Ltd.	¥33,421

The previous interim accounting period (as of September 2002)	The current interim accounting period (as of September 30, 2003)	The previous fiscal year (as of March 31, 2003)
4. We have executed an overdraft agreement with five correspondent banks, and a loan commitment agreement with two banks, for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the interim accounting period: (Thousands of yen) Total amount of current account overdrafts and loan commitments ¥5,600,000 Draw-downs ¥260,000 Net ¥5,340,000	4. We have executed an overdraft agreement with three correspondent banks, and a loan commitment agreement with two banks, for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the interim accounting period: (Thousands of yen) Total amount of current account overdrafts and loan commitments ¥4,200,000 Draw-downs ¥190,000 Net ¥4,010,000	4. We have executed an overdraft agreement with five correspondent banks, and a loan commitment agreement with two banks, for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current fiscal year: (Thousands of yen) Total amount of current account overdrafts and loan commitments ¥5,600,000 Draw-downs ¥210,000 Net ¥5,390,000
*5. Consumption tax payable and consumption tax receivable are offset and the after-the-offset amounts are included in the 'Other' category of current liabilities.	*5. Same as on the left.	*5. —

(Notes to Interim Profit and Loss Statements)

(Thousands of yen)

The previous interim accounting period (April 1, 2002 to September 30, 2002)	The current interim accounting period (April 1, 2003 to September 30, 2003)	The previous fiscal year (April 1, 2002 to March 31, 2003)
1. Important items of non-operating revenues: (Thousands of yen) Interest received ¥27,838 Rents ¥245,242	1. Important items of non-operating revenues: (Thousands of yen) Interest received ¥19,686 Rents ¥221,696	1. Important items of non-operating revenues: (Thousands of yen) Interest received ¥45,979 Rents ¥490,623
2. Important items of non-operating expenses: (Thousands of yen) Interest payable ¥1,804 Rent expenses ¥158,754 Foreign exchange loss ¥129,549	2. Important items of non-operating expenses: (Thousands of yen) Interest payable ¥1,536 Rent expenses ¥139,706	2. Important items of non-operating expenses: (Thousands of yen) Interest payable ¥3,410 Rent expenses ¥320,549
3. —	3. —	3. Important items of extraordinary profit: (Thousands of yen) Profit on land sales ¥19,584
4. Important items of extraordinary loss: (Thousands of yen) Write-off of balance due to change in accounting standard for retirement wage allowance ¥32,949	4. Important items of extraordinary loss: (Thousands of yen) Valuation loss on investment securities ¥300,307	4. Important items of extraordinary loss: (Thousands of yen) Dispute settlement money ¥137,6228 Valuation loss on investment securities ¥97,727 Write-off of balance due to change of accounting standard for retirement wage allowance ¥65,898
5. Depreciation costs posted (Thousands of yen) Tangible fixed assets ¥694,593 Intangible fixed assets ¥1,001 Total ¥695,594	5. Depreciation costs posted (Thousands of yen) Tangible fixed assets ¥801,707 Intangible fixed assets ¥3,862 Total ¥805,569	5. Depreciation costs posted (Thousands of yen) Tangible fixed assets ¥1,498,435 Intangible fixed assets ¥4,193 Total ¥1,520,628
6. Tax effect accounting is applied to tax expenses by simplified method for the current interim accounting period. The adjusted amount of corporate income taxes, etc., are included in 'corporate income taxes, residential taxes and enterprise taxes.	6. Same as on the left.	6. —

(Notes on Leasing Transactions)

The previous interim accounting period (April 1, 2002 to September 30, 2002)	The current interim accounting period (April 1, 2003 to September 30, 2003)	The previous fiscal year (April 1, 2002 to March 31, 2003)
Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee. 1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, and the balance at the end of the interim period (Thousands of yen) Amount equivalent to acquisition prices Amount equivalent to accumulated depreciation costs Balance at period end Tools and fixtures 126,744 72,077 54,666 Other 89,553 47,616 41,936 Total 216,297 119,694 96,602 (Notes) The amount equivalent to acquisition prices are calculated on an interest paid included basis because the prepaid lease balance makes up such a small portion of tangible asset balance at the end of interim period. 2. Prepaid lease balance at the end of interim period (Thousands of yen) Less than 1 year ¥41,771 More than 1 year ¥54,831 Total ¥96,602 (Note) The amount equivalent to the prepaid lease balance at the end of the interim period is calculated on an interest paid included basis because this balance makes up such a small portion of tangible asset balance at the end of interim period. 3. Prepaid lease payments and depreciation cost equivalents: (Thousands of yen) Prepaid lease payments: ¥20,924 Depreciation cost equivalent: ¥20,924 4. Method for calculating depreciation cost equivalent: The straight line method is adopted, where the period of lease is set as the useful life and the salvage value is set at zero.	Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee. 1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, and the balance at the end of the interim period (Thousands of yen) Amount equivalent to acquisition prices Amount equivalent to accumulated depreciation costs Balance at period end Tools and fixtures 159,716 90,697 69,018 Other 89,553 65,169 24,383 Total 249,269 155,866 93,402 (Note) Same as on the left. 2. Prepaid lease balance at the end of interim period (Thousands of yen) Less than 1 year ¥38,331 More than 1 year ¥55,071 Total ¥93,402 (Note) Same as on the left. 3. Prepaid lease payments and depreciation cost equivalents: (Thousands of yen) Prepaid lease payments: ¥24,193 Depreciation cost equivalent: ¥24,193 4. Method for calculating depreciation cost equivalent: Same as on the left.	Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee. 1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, and the balance at the end of the term (Thousands of yen) Amount equivalent to acquisition prices Amount equivalent to accumulated depreciation costs Balance at period end Tools and fixtures 121,791 79,432 42,358 Other 89,553 56,393 33,159 Total 211,344 135,825 75,518 (Note) The amount equivalent to acquisition prices are calculated on an interest paid included basis because the prepaid lease balance makes up such a small portion of tangible asset balance at the end of term. 2. Prepaid lease balance at the end of term (Thousands of yen) Less than 1 year ¥40,133 More than 1 year ¥35,385 Total ¥75,518 (Note) The amount equivalent to the prepaid lease balance at the end of the term is calculated on an interest paid included basis because this balance makes up such a small portion of tangible asset balance at the end of term. 3. Prepaid lease payments and depreciation cost equivalents: (Thousands of yen) Prepaid lease payments: ¥42,008 Depreciation cost equivalent: ¥42,008 4. Method for calculating depreciation cost equivalent: Same as on the left.

(Securities Related)
There are no securities of subsidiaries and affiliates bearing market prices for the previous and current interim accounting periods and the previous fiscal year.

(Important matters after closing the accounts)

The previous interim accounting period (April 1, 2002 to September 30, 2002)	The current interim accounting period (April 1, 2003 to September 30, 2003)	The previous fiscal year (April 1, 2002 to March 31, 2003)
—	—	In accordance with the resolution by the board of directors held on February 20, 2003, the Company issued new shares by means of a stock split as follows. 1. As of May 19, 2003, one share is split into 1.1 shares. (1) Number of shares to be increased by the split Common stock: 2,680,187 shares (2) Split Method Number of shares held by shareholders recorded in the list of shareholders and the list of actual shareholders as of March 31, 2003 shall be split by the ratio of 1.1 shares per share. 2. Initial Date in Reckoning Dividend April 1, 2003
—	The Company entered into merger agreement (short-form merger) with Arisawa Optics, a 100% subsidiary of the Company, as of November 20, 2003. The summary of the merger agreement is as follows. 1. Purpose of Merger For the purpose of reorganizing the business organization for efficient organization operations and synergistic effects of technology in the display business by the Company buying out Arisawa Optics Co., Ltd., a wholly owned subsidiary. 2. Date of Merger February 1, 2004 3. Merger Method, etc. In accordance with the buying out in which the Company is a surviving company, and Arisawa Optics Co., Ltd. will be dissolved. The Company holds 100% of the shares of Arisawa Optics Co., Ltd. and issue of new shares and capital increase will not be made in connection with the merger. 4. Succession of Property As of the date of merger, the Company succeeds any and all assets and liabilities and rights and obligations of Arisawa Optics Co., Ltd. In this connection, financial condition of Arisawa Optics as of November 30, 2003 was as follows. Total assets ¥388,825,000 Total liabilities ¥357,143,000 Total shareholders' equity ¥31,681,000	—

(2) Other

No applicable matters

6. Reference Information on the Submitting Company

The Company submitted the following documents to authorities during the period from the first day of the current interim accounting period through the date for filing interim financial statements.

(1) Securities Report and the attached documents
Fiscal year (the 55th term)
April 1, 2002 through March 31, 2003
Submitted to the Chief of the Kanto Local Finance Bureau on June 30, 2003.

(2) Securities Registration Statement and the attached documents
Submitted to the Chief of the Kanto Local Finance Bureau on July 18, 2003.
The above is the securities registration statement prepared in accordance with the new share issuance.

(3) Amendment to the Securities Registration Statement and attached documents
Submitted to the Chief of the Kanto Local Finance Bureau on August 5, 2003.
This is the amendment report to the Securities Registration Statement submitted on July 18, 2003 due to a firm decision of the issue price and the amount transferred to the capital account.

PART II. INFORMATION ON GUARANTY COMPANIES OF THE SUBMITTING COMPANY, ETC.

No applicable matters.

Interim Audit Report

December 20, 2002

To: Mr. Sanji Arisawa
President and Chief Executive Officer
Arisawa Manufacturing Co., Ltd.

Shin Nihon & Co.

Tadao Kawauchi [Seal]
Representative and Responsible Partner, Certified Public Accountant

Michiaki Miyajima [Seal]
Representative and Responsible Partner, Certified Public Accountant

For the purposes of audit certification in compliance with Article 193-2 of the Securities and Exchange Law, we audited the interim consolidated financial statements for the interim consolidated accounting period (from April 1, 2002 to September 30, 2002) of the consolidated fiscal year from April 1, 2002 to March 31, 2003; that is, the interim consolidated balance sheet, the interim consolidated profit and loss statement, the interim consolidated earned surplus statement and interim consolidated cash flow statement, all of which are listed in the "State of Accounting" of Arisawa Manufacturing Co., Ltd.

We conducted interim audit standards, which are generally accepted as fair standards for interim auditing, and implemented such audit procedures as should be generally implemented. Namely, we have omitted a portion of the audit procedures for auditing financial statements as should be generally implemented in compliance with No. 2 of the implementing standard for interim audit. Also regarding consolidated subsidiaries, etc., we implemented audit procedures consisting of analytical procedures, questionnaires and reviews, in compliance with No. 3. of the implementing standard for interim audits.

As a result of the interim audit, we recognize that the accounting policies and procedures adopted for the interim consolidated financial statements by the Company are in accordance with generally accepted standards for preparation of interim consolidated financial statements and consistently used in accordance with the same standards as those for the previous consolidated fiscal year, and that the method of notation of the interim consolidated financial statements of the Company is in compliance with the "Regulations Concerning Terms, Forms and Preparation Method of Interim Consolidated Financial Statements, etc." (Ministerial Ordinance No. 24 of the Ministry of Finance of 1999).

Accordingly, we recognize and certify that the said interim consolidated financial statements present beneficial information regarding the financial position as of September 30, 2003 and the results of operations and cash flows for the interim consolidated accounting period ending as of September 30, 2002 (from April 1, 2002 to September 30, 2002) of Arisawa Manufacturing Co., Ltd. and its consolidated subsidiaries.

There exists no special interest between the Company and this audit corporation or the responsible partners to be stated under the provisions of the Certified Public Accountant Law.

Note: All matters in the above are copied electronically from the matters recorded in the original Interim Audit Report. The original Interim Audit Report is kept separately by the Company which submits the Semi-Annual Report.

Interim Audit Report of Independent Audit Corporation

December 18, 2003

To: Board of Directors
Arisawa Manufacturing Co., Ltd.

Shin Nihon & Co.

Tadao Kawauchi [Seal]
Representative and Responsible Partner, Certified Public Accountant

Michiaki Miyajima [Seal]
Representative and Responsible Partner, Certified Public Accountant

Naoki Nomoto [Seal]
Responsible Partner, Certified Public Accountant

For the purposes of audit certification in compliance with Article 193-2 of the Securities and Exchange Law, this audit corporation audited the interim consolidated financial statements for the interim consolidated accounting period (from April 1, 2003 to September 30, 2003) of the consolidated fiscal year from April 1, 2003 to March 31, 2004; that is, the interim consolidated balance sheet, the interim consolidated profit and loss statement, the interim consolidated earned surplus statement and interim consolidated cash flow statement, all of which are listed in the "State of Accounting" of Arisawa Manufacturing Co., Ltd. Preparation of these interim consolidated financial statements shall be the responsibility of the management and the responsibility of this audit corporation is to present our opinions on the interim consolidated financial statements from an independent standpoint.

This audit corporation implemented the interim audit in accordance with the standards for interim audit in Japan. The standards for interim audit require this audit corporation to obtain a reasonable assurance of whether there is any material falsely represented in the whole interim consolidated statements that might prejudice the judgment of investors in relation to beneficial information in the interim consolidate financial statements. The interim audit was implemented in accordance with the audit procedures mainly consisting of analytical procedures, and applying additional audit procedures as appropriate. This audit corporation determines that we were able to obtain a reasonable foundation for presenting our opinions on the interim consolidated financial statements as a result of the interim audit.

This audit corporation recognizes and certifies that the said interim consolidated financial statements present beneficial information regarding the financial position as of September 30, 2003 and the results of operations and cash flows for the interim consolidated accounting period ending as of September 30, 2003 (from April 1, 2003 to September 30, 2003) of Arisawa Manufacturing Co., Ltd. and its consolidated subsidiaries, conforming to the generally accepted standards for preparation of interim consolidated financial statements in Japan.

There exists no special interest between the Company and this audit corporation or the responsible partners to be stated under the provisions of the Certified Public Accountant Law.

Note: All matters in the above are copied electronically from the matters recorded in the original Interim Audit Report. The original Interim Audit Report is kept separately by the Company which submits the Semi-Annual Report.

Interim Audit Report

December 20, 2002

To: Mr. Sanji Arisawa
President and Chief Executive Officer
Arisawa Manufacturing Co., Ltd.

Shin Nihon & Co.

Tadao Kawauchi [Seal]
Representative and Responsible Partner, Certified Public Accountant

Michiaki Miyajima [Seal]
Representative and Responsible Partner, Certified Public Accountant

For the purposes of audit certification in compliance with Article 193-2 of the Securities and Exchange Law, we audited the interim financial statements for the interim accounting period (from April 1, 2002 to September 30, 2002) of the 55th fiscal year from April 1, 2002 to March 31, 2003; that is, the interim balance sheet and the interim profit and loss statement, all of which are listed in the "State of Accounting" of Arisawa Manufacturing Co., Ltd.

We conducted interim audit standards, which are generally accepted as fair standards for interim auditing, and implemented such audit procedures as should be generally implemented. Namely, we have omitted a portion of the audit procedures for auditing financial statements as should be generally implemented in compliance with No. 2 of the implementing standard for interim audit.

As a result of the interim audit, we recognize that the accounting policies and procedures adopted for the interim financial statements by the Company are in accordance with generally accepted standards for preparation of interim financial statements and consistently used in accordance with the same standards as those for the previous fiscal year, and that the method of notation of the interim financial statements of the Company is in compliance with the "Regulations Concerning Terms, Forms and Preparation Method of Interim Financial Statements, etc." (Ministerial Ordinance No. 38 of the Ministry of Finance of 1977).

Accordingly, we recognize and certify that the said interim financial statements present beneficial information regarding the financial position as of September 30, 2003 and the results of operations for the interim accounting period ending as of September 30, 2002 (from April 1, 2002 to September 30, 2002) of Arisawa Manufacturing Co., Ltd.

There exists no special interest between the Company and this audit corporation or the responsible partners to be stated under the provisions of the Certified Public Accountant Law.

Note: All matters in the above are copied electronically from the matters recorded in the original Interim Audit Report. The original Interim Audit Report is kept separately by the Company.

Interim Audit Report of Independent Audit Corporation

December 18, 2003

To: Board of Directors
Arisawa Manufacturing Co., Ltd.

Shin Nihon & Co.

Tadao Kawauchi [Seal]
Representative and Responsible Partner, Certified Public Accountant

Michiaki Miyajima [Seal]
Representative and Responsible Partner, Certified Public Accountant

Naoki Nomoto [Seal]
Responsible Partner, Certified Public Accountant

This audit corporation implemented interim audit of the interim financial statements, including the interim balance sheet and interim profit and loss statement for the interim accounting period (from April 1, 2003 to September 30, 2003) of the 56th business year, from April 1, 2003 to March 31, 2004, of Arisawa Manufacturing Co., Ltd., which are stated in "State of Accounting," for the purpose of audit certification in compliance with the provisions in Article 193-2 of the Securities and Exchange Law. Preparation of these interim financial statements shall be the responsibility of the management and the responsibility of this audit corporation is to present our opinions on the interim financial statements from an independent standpoint.

This audit corporation implemented the interim audit in accordance with the standards for interim audit in Japan. The standards for interim audit require this audit corporation to obtain a reasonable assurance of whether there is any material falsely represented in the whole interim statements that might prejudice the judgment of investors in relation to beneficial information in the interim consolidate financial statements. The interim audit was implemented in accordance with the audit procedures mainly consisting of analytical procedures, and applying additional audit procedures as appropriate. This audit corporation determines that we were able to obtain a reasonable foundation for presenting our opinions on the interim financial statements as a result of the interim audit.

This audit corporation recognizes and certifies that the said interim financial statements present the beneficial information regarding the financial position as of September 30, 2003 and the results of operations for the interim accounting period ending as of September 30, 2003 (from April 1, 2003 to September 30, 2003) of Arisawa Manufacturing Co., Ltd., conforming to the generally accepted standards for preparation of interim financial statements in Japan.

There exists no special interest between the Company and this audit corporation or the responsible partners to be stated under the provisions of the Certified Public Accountant Law.

Note: All matters in the above are copied electronically from the matters recorded in the original Interim Audit Report. The original Interim Audit Report is kept separately by the Company which submits the Semi-Annual Report.